   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 3, 1996.


                           REGISTRATION NO. 333-07687

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------


                               AMENDMENT NO. 2 TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ----------------------

                                   AMRE, INC.
             (Exact Name of Registrant as Specified in its Charter)

           DELAWARE                                              75-2041737
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                              Identification No.)


                            8585 N. Stemmons Freeway
                                  South Tower
                               Dallas, TX  75247
                                 (214) 658-6300
         (address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              JOHN H. KARNES, JR.
                       Vice President and General Counsel
                            8585 N. Stemmons Freeway
                                  South Tower
                               Dallas, TX  75247
                                 (214) 658-6300
           (name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             ----------------------

    Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement, subject to certain restrictions contained in agreements between certain of the selling stockholders named herein and AMRE, Inc.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                             ----------------------

                        CALCULATION OF REGISTRATION FEE


========================================================================================================================
                                                                   Proposed            Proposed
         Title of Each Class of               Amount to        Maximum Offering   Maximum Aggregate        Amount of
       Securities to be Registered          be Registered      Price Per Share    Offering Price(1)     Registration Fee
- ------------------------------------------------------------------------------------------------------------------------
 Common Stock, par value $0.01 per
 share . . . . . . . . . . . . . . . .     4,033,141 shares     $ 16  1/2 (1)        $ 66,546,826        $ 28,183 (2)
========================================================================================================================



(1) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the amount of the registration fee, based on the average of the high and low sale prices of the Common Stock, as reported on the NYSE, on August 29, 1996.



(2) $3,214.66 of the registration fee is being paid contemporaneously with the filing of this Amendment No. 2. The remaining $24,969 was paid in connection with the filing of the original Registration Statement on July 5, 1996.


                             ----------------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

 ***************************************************************************
 *                                                                         *
 *  Information contained herein is subject to completion or amendment.    *
 *  A registration statement relating to these securities has been filed   *
 *  with the Securities and Exchange Commission.  These securities may     *
 *  not be sold nor may offers to buy be accepted prior to the time the    *
 *  registration statement becomes effective.  This prospectus shall not   *
 *  constitute an offer to sell or the solicitation of an offer to buy     *
 *  nor shall there be any sale of these securities in any State in which  *
 *  such offer, solicitation or sale would be unlawful prior to            *
 *  registration or qualification under the securities laws of any such    *
 *  State.                                                                 *
 *                                                                         *
 ***************************************************************************



                 Subject to Completion, dated September 3, 1996


PROSPECTUS


                                4,022,871 SHARES


                                   AMRE, INC.

                                  COMMON STOCK

                                  ------------


    This Prospectus covers 4,022,871 shares (the "Shares") of common stock, par value $0.01 per share ("Common Stock"), of AMRE, Inc. ("AMRE" or the "Company").



    The Shares offered under this Prospectus consist of (i) outstanding shares of Common Stock owned by the persons named in this Prospectus under the caption "Selling Stockholders" and (ii) 1,100,000 authorized but unissued shares to be offered by AMRE. The Selling Stockholders acquired the Shares in various transactions with the Company and received registration rights with respect to such Shares. Shares offered by AMRE consist of authorized and unissued Common Stock. See "Selling Stockholders."



    Shares may be sold from time to time by the Company and from time to time by the Selling Stockholders on or after the expiration of contractual restrictions to which certain of the Selling Stockholders are subject. See "Selling Stockholders." Other than the 1,100,000 shares offered for AMRE's account, AMRE will not receive any proceeds from the sale of the Shares offered hereby. See "Use of Proceeds." Subject to certain limitations, all expenses of registration incurred in connection with the offering are being borne by AMRE, except for underwriting fees, discounts or commissions, if any, attributable to the sale of the Shares offered by the Selling Stockholders, which are being borne by the Selling Stockholders.



    The Shares of Common Stock being offered by this Prospectus have been listed on the New York Stock Exchange ("NYSE"), except for (i) those shares which are issuable upon the conversion of AMRE's Senior Convertible Preferred Stock or issuable upon exercise of stock options, which Shares have been approved for listing subject to official notice of issuance and (ii) those Shares offered on behalf of AMRE, with respect to which AMRE has made an application to list on the NYSE. On August 29, 1996, the closing sales price of the Common Stock on the NYSE was $17 3/8 per share.


                                  ------------


                FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT
                SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS,
               SEE "RISK FACTORS" COMMENCING ON PAGE 6 HEREOF.


                                  ------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY  OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.

                                  ------------

                THE DATE OF THIS PROSPECTUS IS _______, 1996.

                               TABLE OF CONTENTS


                                                           PAGE
                                                           ----
Available Information . . . . . . . . . . . . . . . . . . .   2
Incorporation of Documents by Reference . . . . . . . . . .   3
The Company . . . . . . . . . . . . . . . . . . . . . . . .   4
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . .   6
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . .  11
Selling Stockholders  . . . . . . . . . . . . . . . . . . .  11
Plan of Distribution  . . . . . . . . . . . . . . . . . . .  13
Description of Capital Stock  . . . . . . . . . . . . . . .  14
Legal Matters . . . . . . . . . . . . . . . . . . . . . . .  15
Experts . . . . . . . . . . . . . . . . . . . . . . . . . .  15
Index to Consolidated Financial Statements  . . . . . . . . F-1



                             AVAILABLE INFORMATION


    AMRE is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, information statements and other information with the Securities and Exchange Commission (the "Commission").
The reports, proxy statements, information statements and other information filed by AMRE with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file documents electronically with the Commission. AMRE Common Stock is listed on the NYSE. Reports, proxy and information statements and other information relating to AMRE can be inspected at the offices of the NYSE at 11 Wall Street, New York, New York 10005.


    AMRE has filed with the Commission a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus or in any document incorporated by reference in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference. The Registration Statement, including exhibits filed as a part thereof, are available for inspection and copying at the Commission's offices as described above.

    No persons have been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with the solicitations of proxies or the offering of securities made hereby and, if given or made, such information or representation must not be relied upon as having been authorized by AMRE or any other person. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which such offer or solicitation is unlawful or to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

    This Prospectus incorporates by reference certain documents filed by AMRE with the Commission which are not presented herein or delivered herewith, as indicated below. The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to below which are incorporated in this Prospectus by reference (other than exhibits to such documents unless they are specifically incorporated by reference into such documents). Requests for such copies should be directed to John H. Karnes, Jr., Secretary of AMRE, at 8585 North Stemmons Freeway, South Tower, Dallas, Texas 75247, telephone (214) 658-6334.

    The following documents filed by AMRE with the Commission pursuant to the Exchange Act under File No. 1-9632 are hereby incorporated by reference into this Prospectus:

         (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1995;


         (b) Quarterly Report on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996;



         (c) The description of AMRE's Common Stock contained in the Registration Statement on Form 8-A, dated July 16, 1987, as amended by Amendment No. 1 Form 8-A dated July 28, 1987;



         (d) Current Report on Form 8-K dated May 9, 1996; and



         (e) Current Report on Form 8-K dated June 12, 1996, as amended by Form 8-K/A-1 dated August 12, 1996.


    Also incorporated by reference into this Prospectus are the following documents filed by AMRE with the Commission pursuant to the Securities Act:


         (a) AMRE's Registration Statement on Form S-4 (No. 333-01755) filed with the Commission on March 15, 1996 as amended by Amendment No. 1 thereto filed with the Commission on March 26, 1996, which includes the Joint Proxy Statement/Prospectus with respect to AMRE's Special Meeting of Stockholders held on April 25, 1996, but excluding the material set forth under the following captions:


         "Summary -- Opinions of Financial Advisors"
         "Special Factors -- Opinions of Financial Advisors"
         "Annex E -- Fairness Opinion of Southwest Securities, Inc." "Annex F -- Fairness Opinion of Bear, Stearns & Co. Inc."


         (b) AMRE's Registration Statement on Form S-4 (No. 333-02627) filed with the Commission on April 18, 1996 as amended by Amendment No. 1 thereto filed with the Commission on April 24, 1996, which includes the Information Statement/Prospectus describing the matters acted upon at a special meeting of the shareholders of Congressional Construction Corporation held on May 28, 1996, but excluding the material set forth under the following captions:


         "Special Factors -- Fairness Opinion for ESOP"
         "Special Factors -- Certain Federal Income Tax Consequences" "Annex E -- Opinion of Ernst & Young LLP"
         "Annex F -- Form of Opinion of Barry Goodmin Limited"


    All documents filed by AMRE pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modified or superseded such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                                 THE COMPANY


GENERAL



    AMRE provides direct marketing, in-home sales and installation of quality home improvement products through its wholly owned operating subsidiaries American Remodeling, Inc. ("ARI"), Facelifters Home Systems, Inc. ("Facelifters") and Congressional Construction Corporation ("Congressional"). AMRE commenced business under the laws of Texas in 1980 and was reincorporated under the laws of Delaware in February 1987. At June 30, 1996, AMRE operated directly or indirectly through affiliates 95 branch offices located in 70 cities in 45 states, and two manufacturing facilities. AMRE's principal executive offices are located at 8585 N. Stemmons Freeway, South Tower, Dallas, Texas 75247, and its telephone number is (214) 658-6300.


    From 1981 until December 1995, AMRE generated virtually all of its revenues through direct consumer marketing and the in-home sale and installation of certain home improvement products under an annually renewable license agreement (the "Sears License Agreement") between ARI and Sears, Roebuck and Co. ("Sears"). ARI, and thereby AMRE, did not renew the Sears License Agreement when it expired on December 31, 1995. On October 17, 1995, TM Acquisition Corp. and Century 21 Real Estate Corporation (collectively referred to herein as "Century 21 Group"), subsidiaries of HFS Incorporated ("HFS"), and ARI, entered into a license agreement (the "CENTURY 21 License Agreement"), pursuant to which Century 21 Group has granted to ARI an exclusive 20 year license to market a variety of home improvement products under the name "CENTURY 21(R) Home Improvements(SM)". ARI also has the right to grant sublicenses under the CENTURY 21 License Agreement.


MARKETING AND FRANCHISING DEVELOPMENTS



    Through Century 21 Home Improvements, Inc., the Company is committed to consolidating the North American home improvement industry under a single brand synonymous nation-wide with quality products and dependable, courteous installation and service (the "Network"). The Network's strategy is to enlist the industry's leading product manufacturers and service providers to offer consumers a convenient, "one-stop shopping" source for virtually all of their home improvement needs.



    As the Network expands into new product lines, the Network is forging supply and promotional relationships with the industry's leading manufacturers. The Company selects manufacturers based on the quality of their products, geographic coverage of their distribution infrastructure, organization of their dealer base and their commitment to customer satisfaction. Each manufacturer selected by the Network gives the Network its endorsement and enter into long-term agreements pursuant to which the manufacturer generally commits to joint promotional efforts and agrees to assist in recruiting their highest quality dealers and service providers into the Network. Depending on a variety of factors, the manufacturers may also agree to maintain quality assurance programs and to pay a commission on all products sold.



    Once the Company has established a manufacturing partner in a new product segment, the Company and the manufacturer will jointly solicit dealers and service providers in each product segment, giving preferential recruiting priority to the manufacturer's existing dealers. Prospective Network participants will be carefully considered for admission into the Network to ensure that Network participants represent the highest industry standard for skill, professionalism and customer service. Selected service providers will enter into long-term sublicensing agreements pursuant to which they will participate in the Network and market their products and services under the CENTURY 21 Home Improvements brand. Participants will be independently owned and operated and will pay licensing and marketing fees. Each Network participant will be required to maintain stringent quality assurance standards to preserve the Network's position as the industry leader in convenience and dependability.



    The Network will provide Network participants with various field marketing programs and services designed to help promote their products and services, subject to the provisions of each participant's license agreement. Network participants will generally have their products and services represented in kiosks located in over 230 retail shopping malls throughout the country where Network representatives can provide product information and generate sales leads. The Network may also represent participants through in-store kiosks in certain Montgomery Ward retail stores. Network participants may also receive sales leads through a cooperative program with Century 21 Real Estate Corporation under which realtors can refer sales leads and promote the Network.



    Initially the Company has determined to target five of the most significant product segments of the home improvement industry: residential roofing, aluminum structures (including sunrooms and carports), interior and exterior painting and coatings, heating and air conditioning, and garage doors. As described below, the Network has selected a leading supplier in three of these segments and intends to begin marketing in these segments in the near future.



Residential Roofing Products - GAF Materials Corporation



    GAF Materials Corporation ("GAF") has been selected as the Network's roofing products provider and GAF has given the Network GAF's exclusive endorsement. GAF is the largest manufacturer and supplier of residential roofing products in the United States, with dealers and distribution facilities coast to coast. GAF has entered a long-term agreement pursuant to which GAF will work with the Network to recruit a national base of quality residential roofing contractors with reputations for customer satisfaction, integrity, professionalism and quality workmanship. Under the terms of the agreement, the parties intend to begin recruiting contractors during the third quarter of 1996 and have set a goal of establishing roofing contractors in every major domestic market by December 31, 1997.



Aluminum Structural Products - Viking Manufacturing



    Viking Manufacturing ("Viking") has been selected to supply the Network with Aluminum Structural Products, such as solariums, carports, patios and sun rooms, and Viking has given the Network Viking's exclusive endorsement. Viking is one of the nation's largest producers of premium aluminum structural products, with a variety of direct and indirect manufacturing and distribution resources coast to coast. Viking has signed a long-term agreement pursuant to which it will actively encourage its premier dealers to join the Network. The companies intend to immediately begin recruiting Viking's dealers and have set a goal of establishing contractors in all major domestic markets by December 31, 1997. Viking has agreed to pay the Company a 1% commission on all Viking products sold by Network participants and to develop a private-labeled line of products exclusively for Network members.



Painting and Coatings - Textured Coatings of America



    Textured Coatings of America ("TCA") has been selected to supply the Network with private-labeled interior and exterior painting and textured coating products, and TCA has given the Network TCA's exclusive endorsement. TCA produces a wide range of high quality private-labeled paint and coating products for companies across the country. TCA has entered into a letter of intent pursuant to which TCA will actively organize a nationwide dealer base under the CENTURY 21 Home Improvements name. Upon execution of a definitive agreement, the companies intend to immediately begin establishing a distribution and dealer network, and the parties are committed to covering all major domestic markets by December 31, 1997.



RECENT DEVELOPMENTS


    On October 31, 1995, AMRE and Facelifters entered into an agreement whereby a newly formed subsidiary of AMRE merged with and into Facelifters (the "Facelifters Merger"). The Facelifters Merger became effective April 25, 1996. Pursuant to the terms of the agreement, each outstanding share of Facelifters $0.01 par value common stock was converted into one share of AMRE common stock, resulting in approximately 3,578,439 shares of AMRE common stock being issued to holders of Facelifters common stock and Facelifters becoming a wholly owned subsidiary of AMRE.

    On December 30, 1995, AMRE and Congressional entered into an agreement whereby a newly formed subsidiary of AMRE merged with and into Congressional (the "Congressional Merger"). The Congressional Merger became effective on May 28, 1996. Pursuant to the terms of the Merger Agreement, each outstanding share of Congressional $1.00 par value common stock was converted into 601.2 shares of AMRE common stock and each outstanding share of Congressional no par value convertible preferred stock was converted into 857.14 shares of AMRE common stock, resulting in approximately 900,000 shares of AMRE common stock being issued to holders of Congressional common stock and convertible preferred stock and Congressional becoming a wholly owned subsidiary of AMRE.


    On April 29, 1996, AMRE entered into a private placement with Zesiger Capital Group LLC ("Zesiger"), Reagan Partners L.P. ("Reagan Partners") and Linder Growth Fund ("Linder") (the "Private Placement") whereby AMRE sold a total of 800,500 shares of common stock to Zesiger, Reagan Partners and Linder for $15.75 per share. All of the shares sold by AMRE in the Private Placement are subject to a lock-up agreement and may not be disposed of prior to October 30, 1996.



    On July 18, 1996, AMRE, through its wholly owned subsidiary, Century 21 Home Improvements, Inc., entered into an agreement with Montgomery Ward & Co., Inc. ("Montgomery Ward") to operate branded kiosks offering premium vinyl siding, premium vinyl replacement windows, cabinet refacing and texture coating in approximately 95 Montgomery Ward stores (the "Montgomery Ward Agreement"). In connection with the Montgomery Ward Agreement, Merchant Partners, Limited Partnership, a limited partnership in which Montgomery Ward is an investor, purchased 50,000 shares of Common Stock at $18.00 per share and a warrant to acquire an additional 150,000 shares of Common Stock at an exercise price of $18.00 per share (the "Warrant").


                                  RISK FACTORS


    In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus. This Prospectus, and the documents incorporated herein by reference, contain certain forward looking statements about the business of AMRE (including, without limitation statements containing the words "believes," "anticipates," "expects," and words of similar import) within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The following information sets forth certain factors that could cause the actual results of AMRE to differ materially from those contained in the forward looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements.

BACKGROUND OF THE CONVERSION TO CENTURY 21 HOME IMPROVEMENTS


    By switching from the Sears to the CENTURY 21 Home Improvements name, AMRE implemented a strategic decision to alter significantly the marketing and distribution focus of its existing home improvements operation as well as to expand its core product line into new product lines and geographical territories. The Company realized that the Sears brand name is widely accepted in the home improvement industry and has significant brand name appeal to a wide variety of customers. However, the Company believes that, over the long term, the CENTURY 21 Home Improvements name provides the Company with a better opportunity for growth and profitability, including access to additional geographic markets, a larger array of licensed products, the ability to expand through sublicensing, a significantly lower royalty obligation and a 20-year term facilitating long-term planning. Although the benefits derived from the brand conversion are substantial, they are accompanied by marketing and operational risks, including those discussed below. While AMRE's successful conversion to the CENTURY 21 Home Improvements name is not yet complete and remains subject to numerous risks and uncertainties, management is encouraged by the customer receptivity of the new name and is optimistic about the Company's ultimate profitability.


HISTORICAL OPERATING LOSSES AND FUTURE PROFITABILITY


    AMRE incurred operating losses for the year 1995 while operating under the Sears name and in the first and second quarters of 1996 while beginning the conversion to the CENTURY 21 Home Improvements name. Facelifters and Congressional also incurred operating losses in 1995 and the first and second quarters of this year. Moreover, AMRE previously announced that it expects to experience a significant decline in contract revenues during the third quarter of 1996 as compared to the prior year period, and expects to report a loss from operations for the third quarter.



    As discussed below, successfully developing the CENTURY 21 Home Improvements name entails numerous risks and challenges, including building consumer awareness of a new name, developing a cost effective source of sales leads to replace those previously obtained through the Sears in-store program, adapting to new advertising media and consumer profiles unrelated to the Sears customer base, integrating the operations of Facelifters and Congressional and maintaining liquidity throughout the transition. Although AMRE's ultimate profitability remains management's uppermost objective, due to the complexity of the transitional and operational issues facing the Company, management's strategy in the short term is defined in terms of incremental gains, quarter-over-quarter, rather than in terms of profitability. Although management is confident that AMRE's business strategy will be successful over the long term, it is not possible to estimate when the Company will return to profitability in light of the transitional challenges and uncertainties which lie ahead.


DEPENDENCE ON THE CENTURY 21 HOME IMPROVEMENTS NAME


    The Sears brand name, previously used by AMRE, is widely recognized and accepted in the home improvement industry and has significant brand name appeal to a wide variety of customers. AMRE now conducts its advertising using the CENTURY 21 Home Improvements name. There is no way to estimate the time required to build brand awareness of the CENTURY 21 Home Improvements name. Although the CENTURY 21 Home Improvements name was not used in the home improvement industry before 1996, at which time AMRE began using the name, AMRE's management believes such name will also be well recognized; however, there can be no assurance that revenues under the CENTURY 21 Home Improvements name will be similar to or greater than those under the Sears name. If the CENTURY 21 Home Improvements name does not result in advertising response rates and sales rates equal to or better than those experienced under the Sears name, it will likely have an adverse effect on the business, operating results and financial condition of AMRE.

NEW MARKETING STRATEGIES


    Leads on potential customers are critically important to AMRE's business. Under the Sears name, AMRE generated approximately 20% of its sales leads through AMRE-staffed kiosks located inside Sears stores and 80% of its leads through television, radio, direct mail, telemarketing and alternative media sources. AMRE's transition strategy is to replace its prior Sears in-store lead source with a multi-faceted field-marketing program consisting of free standing kiosks located in malls and Montgomery Ward stores across the country, increased AMRE presence in home shows and a cooperative referral program with the CENTURY 21 real estate broker network. AMRE has opened approximately 230 mall kiosks since January 1, 1996 and will have representatives in 46 Montgomery Ward stores by September 15, 1996. Management believes that the kiosk program will eventually be a cost-effective lead source. Although the leads are not yet as cost-effective as those previously obtained under the Sears program, the mall kiosks program generated approximately 18% of AMRE's total leads during the second quarter.



    AMRE's marketing strategy also includes substantially increasing its reliance on telemarketing as a lead source and AMRE has opened up two outbound telemarketing centers during the brand transition in order to accomplish this objective. While management is optimistic about the success of AMRE's new marketing strategy, including replacing its prior Sears in-store lead source with kiosks in malls and Montgomery Ward stores and increasing its use of telemarketing, there can be no assurances that AMRE's new lead sources will produce a quantity and quality of leads comparable to that produced under the Sears name at an equivalent per-lead cost, and the failure to obtain a sufficient number of quality, cost- effective leads could have a material adverse impact on AMRE's operations and financial condition.



    Furthermore, the Company has only recently begun to develop the Network described above under "The Company -- Marketing and Franchising Developments." No assurance can be given that the Company will be successful in developing the Network or in recruiting qualified participants to the Network or that the Network will improve the Company's business, operating results or financial condition.


ISSUES RELATING TO THE FACELIFTERS MERGER AND THE CONGRESSIONAL MERGER

    AMRE incurred a nonrecurring charge to operations of approximately $2.8 million in the fourth quarter of 1995 and recorded nonrecurring charges to operations of $2.5 million during the first quarter of 1996 to reflect costs associated with combining operations of Facelifters and Congressional. There can be no assurance that the combined company will not incur additional charges in subsequent quarters to reflect additional costs which could have an adverse effect on AMRE's business, financial condition and results of operations.

    AMRE is in the process of integrating certain aspects of the operations of Facelifters and Congressional, including their sales, marketing, finance and administration. Management estimates that at least $1.0 million of annual savings will result from this integration; however, there can be no assurance that AMRE will successfully integrate the operations of Facelifters or Congressional. Any delays or unexpected costs incurred in connection with such integration could have an adverse effect on the combined company's business, operating results or financial condition. Furthermore, there can be no assurance that the operations, management and personnel of the merged companies will be compatible or that AMRE will not experience the loss of key personnel. While AMRE expects to achieve savings in operating costs as a result of the Facelifters Merger and the Congressional Merger, there can be no assurance that such savings will be realized.

LIQUIDITY


    The timing of AMRE's return to profitability will materially impact the Company's liquidity and overall financial condition in the future. See "-- Historical Operating Losses and Future Profitability." Although management remains confident of AMRE's eventual profitability under the CENTURY 21 Home Improvements name, the Company would be compelled to seek outside sources for additional working capital should the Company incur continued material operating losses in future quarters. No assurances can be given that the Company could obtain additional working capital in the future on terms satisfactory to the Company, if at all, and the failure to maintain adequate liquidity, either through operational profitability or outside sources, would have a material adverse effect on AMRE's overall financial condition.


CUSTOMER FINANCING COST

    AMRE has experienced lower customer credit ratings during 1996, resulting in higher sales credit rejects than in prior years and lower net sales closing rates. AMRE has an agreement with a financial institution which makes financing available to its customers. The agreement provides the financial institution with a right of first refusal on substantially all of AMRE's customer credit applications and provides AMRE with a minimum acceptance rate of customer credit applications based on specified criteria. AMRE's risk under the agreement is limited to its normal warranties and representations regarding materials and workmanship. On May 8, 1996, the agreement was amended to provide for (i) an increased minimum acceptance rate regardless of the specified credit criteria and (ii) a discount to be paid by AMRE on every customer loan provided by the financial institution. The discount, which was set initially at 5.45 percent of the loan amount, is tied to the specified credit criteria and will be adjusted every six months.

    AMRE estimates that approximately 66 percent of its contract revenues are financed under this agreement. While the amendment is designed to provide increased revenue dollars, net of the discount, and therefore increased profitability, there can be no assurance that revenues will increase.

DEPENDENCE ON CENTURY 21 LICENSE AGREEMENT


    AMRE markets and sells its products under the CENTURY 21 License Agreement, and revenues are dependent upon the continued existence of such license agreement. AMRE is obligated to make certain minimum royalty payments under the CENTURY 21 License Agreement. The license has a 20 year term, but may be terminated earlier by the licensor in the event of default by AMRE, including the failure to make the minimum royalty payments as provided therein. If the CENTURY 21 License Agreement is terminated early, such termination would likely have an adverse effect on AMRE's business, financial condition and results of operations.


VOLATILITY OF STOCK PRICE


    The market price for AMRE Common Stock is volatile and could be subject to additional significant fluctuations in response to variations in AMRE's operating results, AMRE's licensing plan and other factors, including, among others, investor perceptions of AMRE and the industry in which it operates, developments in AMRE's relationship with the Century 21 Group and its customers and general market conditions. Consequently, there can be no assurance that the market value of shares of Common Stock will be maintained during this offering or following its consummation. Furthermore, substantial sales of Common Stock by the Selling Stockholders and/or AMRE could have an adverse effect on the market price of the Common Stock.

SEASONALITY

    Historically, AMRE's business has been subject to seasonal fluctuations. Although some products sold by ARI, Facelifters, and Congressional are interior products, extreme winter weather conditions can have an adverse effect on scheduling sales appointments and installations. Products such as siding and windows usually cannot be installed in inclement weather. In addition, the home improvements industry is affected by economic factors, including, among others, interest rates, the availability of financing and general economic conditions. AMRE has historically incurred losses in the first quarter of the year, and incurred a loss in the first quarter of 1996.

SUSPENSION OF DIVIDENDS

    AMRE had paid a quarterly dividend from December 18, 1987 until September 22, 1995, at which time the quarterly dividend was suspended. AMRE's ability to pay dividends is restricted under the terms of its existing credit agreements. There can be no assurance that AMRE will pay any dividends in the future.

SERVICE MARK AND TRADE NAME INFRINGEMENT CLAIM


    AMRE has been named as a defendant in a proceeding filed on February 29, 1996 in the Superior Court of California by a party who claims ownership of a registered service mark and trade name styled "21st Century Home Improvement." AMRE has been advised by Century 21 Real Estate Corporation, the owner of the CENTURY 21 Home Improvements name, that the action has been moved from state court to federal court in August 1996. The plaintiff alleges, among other things, that the CENTURY 21 Home Improvements name is an infringement of the plaintiff's trade name and registered mark and constitutes an unfair business practice. The plaintiff seeks a preliminary and permanent injunction enjoining AMRE from operating under the CENTURY 21 Home Improvements name, general damages according to proof, all profits realized by AMRE from operating under the CENTURY 21 Home Improvements name in California and costs and attorneys' fees.



    AMRE has been advised by Century 21 Real Estate Corporation, that it gave notice to counsel for the owner of the "21st Century Home Improvement" mark that the latter mark infringed on Century 21 Real Estate Corporation's federally registered mark. AMRE has further been advised by Century 21 Real Estate Corporation that: (i) it is its policy and practice to vigorously defend its trade name, (ii) Century 21 Real Estate Corporation has successfully litigated in the past to protect its trade name and federally registered mark and (iii) it has obtained a number of judgments against such entities which had used "21st CENTURY" or marks containing the word "CENTURY" in connection with remodeling or home construction services. In addition, Century 21 Real Estate Corpration has advised AMRE that Century 21 Real Estate Corporation's federal registration predates the use of the "21st Century Home Improvement" mark. For the above-listed reasons, AMRE believes at this time that it is legally entitled to use the CENTURY 21 Home Improvements name in California.


COMPETITION

    AMRE operates in an industry that is highly fragmented. Although AMRE believes it is the largest company in the nation in the direct marketing, in-home sales and installation of home improvement products, AMRE competes with numerous contractors in each of the territories in which it operates, with reputation, price, workmanship and services being the principal competitive factors. These contractors typically conduct operations in a single metropolitan area. In certain of the territories in which it operates, AMRE also competes against retail stores that may have greater financial or other resources than AMRE and that sell similar products in the stores as well as offer installation services, and will compete with contractors that are Sears licensees.

                                USE OF PROCEEDS


    AMRE will not receive any of the proceeds from the sale of the 2,922,871 shares of Common Stock offered under this Prospectus on behalf of the Selling Stockholders. Any sale of the Common Stock by the Selling Stockholders will be for their own account. Proceeds from the sale of the 1,100,000 shares offered for AMRE's account will be used as follows: (i) approximately $1,000,000 to fund construction of additional kiosks to facilitate expansion of the CENTURY 21 Home Improvements retail mall and Montgomery Wards programs; and (ii) any remaining amounts received for working capital and general corporate purposes.



                              SELLING STOCKHOLDERS


    This Prospectus covers (i) 800,500 shares of Common Stock which AMRE privately placed with certain institutional investors on April 29, 1996, (ii) 1,907,371 shares of Common Stock (assuming conversion of convertible securities and exercise of options) which AMRE issued during the last six months in a variety of transactions relating to AMRE's conversion to the CENTURY 21 Home Improvements name and the acquisition of Facelifters, (iii) 200,000 shares of Common Stock (assuming exercise of the Warrant) issued to Merchant Partners in connection with the Montgomery Ward Agreement and an additional 15,000 shares AMRE has agreed to register on behalf of Merchant Partners in the event that the anti- dilution provisions contained in the Warrant result in additional shares being issued upon exercise of the Warrant, and (iv) 1,100,000 previously unissued shares offered by AMRE. All such shares issued to the Selling Stockholders have attendant registration rights entitling the holder to require AMRE to register the shares under the Securities Act either upon the holder's demand or in connection with a registration statement relating to other AMRE securities. As set forth in the notes to the table below, certain of the Selling Stockholders have entered into agreements with AMRE which preclude their sales of certain of the Shares of Common Stock offered under this Prospectus until various prescribed dates in the future.



                                                                                             BENEFICIAL OWNERSHIP
                                                                           NUMBER             AFTER THIS OFFERING
                                           BENEFICIAL OWNERSHIP           OF SHARES          (ASSUMING ALL SHARES
                                          PRIOR TO THIS OFFERING         REGISTERED          REGISTERED ARE SOLD)
                                       ---------------------------         IN THIS       ----------------------------
               NAME                        SHARES      PERCENTAGE         OFFERING           SHARES       PERCENTAGE
- ----------------------------------     --------------  -----------     --------------    --------------   -----------
Linder Growth Fund  . . . . . . .      500,000(1)            2.5%            500,000             --            --
Reagan Partners, L.P. . . . . . .       50,000(1)              *              50,000             --            --
Zesiger Capital Group, L.L.C. . .      250,500(1)            1.3%            250,500             --            --
David Moore . . . . . . . . . . .      362,000(2)            1.8%         200,000(3)             --            --
Mark Honigsfeld . . . . . . . . .      544,420(4)(5)(6)      2.7%         451,787(7)             --            --
HFS Incorporated  . . . . . . . .      584,875(8)            2.9%            508,475         76,400             *
Green Street Associates, L.P. . .      162,000(9)              *             162,000             --            --
Murray Gross  . . . . . . . . . .      311,730(4)(6)        1.6%             311,730             --            --
Deedee Honigsfeld . . . . . . . .      142,846(4)(10)          *              142,846(10)        --            --
Gregory Kiernan . . . . . . . . .       64,000                 *              38,000(9)      26,000             *
Mardee Charity Fund Foundation  .       92,533(6)              *              92,533             --            --
Merchant Partners, Limited
  Partnership . . . . . . . . . .      100,000(11)             *         215,000(12)             --            --

- ----------------
*    Less than 1%.


(1) Acquired from AMRE through a private placement on April, 29, 1996. All shares are subject to a lock-up agreement precluding their resale prior to October 30, 1996. Zesiger Capital Group, LLC ("Zesiger") is an investment manager with discretion over 250,500 shares of Common Stock acquired through a private placement. Although Zesiger has voting and dispositive power over such shares, Zesiger clients retain the economic benefit of such shares.

(2) Number of shares indicated includes (i) 200,000 Shares of Common Stock owned directly by Mr. Moore and (ii) 162,000 Shares of Common Stock owned by Green Street Associates, L.P. ("Green Street"), of which Mr. Moore is a limited partner and the sole shareholder of the corporate general partner. In addition, Mr. Moore assigned his right to acquire 38,000 additional Shares from AMRE to Gregory Kiernan. All securities were issued by AMRE under an agreement dated October 17, 1995, pursuant to which Mr. Moore provided certain services in connection with the establishment of AMRE's relationship with Century 21 Group and the negotiation of the CENTURY 21 License Agreement. In connection with the foregoing, Mr. Moore was elected a director of AMRE and served on AMRE's board from November 15, 1995 until May 29, 1996. Mr. Moore disclaims beneficial ownership of those Shares held by Green Street, except as to the extent of his beneficial interest in the partnership.


(3) Excludes the 162,000 shares of Common Stock registered by Green Street hereunder.


(4) Mark Honigsfeld, Murray Gross and Deedee Honigsfeld were formerly stockholders of Facelifters and received their Common Stock on April 25, 1996, in a one-for-one exchange in connection with AMRE's merger with Facelifters. Messrs. Honigsfeld and Gross currently serve under employment contracts with AMRE, and Gross also serves as a director of AMRE. Number of shares indicated includes 122,500 shares of Common Stock underlying currently exercisable options for Mr. Honigsfeld.



(5) Number includes 100 shares held by Mr. Honigsfeld as a joint tenant with his spouse and 92,533 shares held by the Mardee Charity Fund Foundation (the "Foundation"). The Foundation is a charitable organization founded by Mark Honigsfeld and Deedee Honigsfeld.



(6) Mark Honigsfeld, the Mardee Charity Fund Foundation and Murray Gross have agreed not to sell any of the Shares held by them, other than the 521,250 shares covered under the Feshbach Brothers Investor Services, Inc. engagement, for a period of 120 days after the consummation of any such sale by Feshbach Brothers Investor Services, Inc.



(7) Excludes the 92,533 shares of Common Stock held by the Foundation and the 100 shares held by Mr. Honigsfeld as joint tenant with his spouse.



(8) Number of shares indicated includes 76,400 shares of Common Stock purchased in the open market and the Common Stock underlying 300,000 shares of AMRE's Senior Convertible Preferred Stock issued to HFS in connection with AMRE's entering into the CENTURY 21 License Agreement. In connection with the sale of the stock, AMRE also gave HFS the right to designate two members to AMRE's board of directors.



(9)  Represents shares acquired as designee of David Moore.  See Note (2).



(10) Number includes 100 shares held by Mrs. Honigsfeld as a joint tenant with her spouse and excludes the 92,533 shares held by the Foundation.



(11) Represents 50,000 shares of Common Stock and the Warrant currently exercisable for 50,000 shares of Common Stock (the "Currently Exercisable Warrant Shares") acquired from AMRE through a private placement on August 2, 1996. An additional 100,000 shares are issuable upon exercise of the Warrant at any time after January 1, 1998 but on or before December 31, 2002 (the "Additional Warrant Shares").



(12) Includes 50,000 shares of Common Stock issued on August 2, 1996, the Currently Exercisable Warrant Shares, the Additional Warrant Shares and an additional 15,000 shares of Common Stock that AMRE has agreed to register on behalf of Merchant Partners in the event that the anti-dilution provisions contained in the Warrant result in additional shares being issuable upon exercise of the Warrant.

                              PLAN OF DISTRIBUTION



    Certain of the Selling Stockholders have entered into agreements with AMRE which preclude their sales of any of the shares of Common Stock offered under this Prospectus until various prescribed dates in the future. See "Selling Stockholders" for a discussion of these restrictive provisions and the dates upon which certain of the Selling Stockholders will be entitled to sell their shares.



    Shares offered under this Prospectus may be offered and sold, from time to time and at any time, either inside or outside of the United States: (i) directly to purchasers or a single purchaser; (ii) to brokers or dealers as principal or as agent; (iii) to investors and/or dealers through a specific bidding or auction process or otherwise; (iv) through underwriters or dealers;
(v) through agents; or (vi) through a combination of any such methods of sale. Such sales may be made on any stock exchange on which the Common Stock may be listed at the time of sale, in the over-the-counter market, in privately negotiated transactions, or otherwise at prices prevailing in such exchange or market or at prices related to the then current market price or as may be negotiated at the time of sale.



    Offers to purchase shares of Common Stock may be solicited directly by the Selling Stockholders (or AMRE with respect to the 1,100,000 previously unissued shares offered hereunder) or by agents designated by the Selling Stockholders (or AMRE) from time to time. Any such agent which may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the shares of Common Stock in respect of which this Prospectus is delivered will be named, and any commissions payable to such agent will be set forth, in a Prospectus Supplement. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a best efforts basis. In effecting sales, underwriters, brokers or dealers may arrange for other underwriters, brokers or dealers to participate. Brokers or dealers will receive commissions, concessions or discounts in amounts to be negotiated immediately prior to the sale.


    If a dealer is utilized in the sale of the shares of Common Stock in respect of which this Prospectus is delivered, such shares of Common Stock will be sold to such dealer, as principal. The dealer may then resell such shares of Common Stock to the public at varying prices to be determined by such dealer at the time of resale. In the case of a sale to a dealer, the Prospectus Supplement will state the name of such dealer, the number of shares purchased and the price paid.


    The Company and each of Mark Honigsfeld, the Mardee Charity Fund Foundation and Murray Gross have engaged Feshbach Brothers Investor Services, Inc. ("FBISI") as an agent and broker to (i) identify and contact selected purchasers and furnish them with copies of this Prospectus and (ii) negotiate the financial aspects of the sale of an aggregate of 1,621,250 of the Shares offered hereby. As compensation for its services, FBISI is entitled to a brokerage fee equal to five percent of the gross proceeds from the sale of such Shares. The Company and such Selling Stockholders have agreed to indemnify FBISI and certain of its affiliates against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that FBISI or such affiliates may be required to make in respect thereof. Mark Honigsfeld, Mardee Charity Fund Foundation and Murray Gross have also agreed not to sell any of the Shares held by them other than the 521,250 shares covered under the FBISI engagement for a period of 120 days after the consummation of any such sale by FBISI.

                          DESCRIPTION OF CAPITAL STOCK

    The following description sets forth certain general terms and provisions of the AMRE capital stock. All information is qualified in its entirety by reference to the applicable provisions of AMRE's Certificate of Incorporation, as amended, and By-laws.


    AMRE's authorized capital stock consists of (i) 40,000,000 shares of Common Stock, $.01 par value, of which 20,022,934 shares were issued and outstanding as of August 29, 1996, and (ii) 1,000,000 shares of preferred stock, par value $0.10 of which (a) 300,000 shares have been designated as Senior Convertible Preferred Stock, par value $0.10, all of which are issued and outstanding, and
(b) 400,000 shares have been designated as Junior Participating Preferred Stock, none of which has been issued. All of the outstanding shares of Common Stock of the Company are validly issued, fully paid and nonassessable and are free of preemptive rights and are listed on the NYSE.



    As of August 25, 1996, there were 1,358,601 shares of Common Stock which are reserved and available for issuance pursuant to outstanding options granted by the Board of Directors of the Company. Other than the foregoing (including the Company's Senior Convertible Preferred Stock, par value $0.10) and except as provided in the Rights Agreement dated as of November 13, 1992, between the Company and The Bank of New York, the Company has no outstanding capital stock or securities convertible into or exchangeable for any shares of its stock, or any rights (either preemptive or other) to subscribe for or to purchase, or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any character relating to, any stock or any stock or securities convertible into or exchangeable for any stock. The Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire, redeem or retire any shares of its stock or any securities convertible into or exchangeable for any stock other than the Senior Convertible Preferred Stock, which is subject to mandatory redemption on January 1, 2001.


    There are no material voting trusts or other agreements or understandings with respect to the voting of the capital stock of the Company to which the Company is a party or of which the Company has knowledge.

                                 LEGAL MATTERS

    The validity of the securities registered pursuant to this Prospectus will be passed upon for AMRE by Akin, Gump, Strauss, Hauer & Feld, L.L.P., 1700 Pacific Avenue, Suite 4100, Dallas, Texas 75201.


                                    EXPERTS


    The audited consolidated annual financial statements of AMRE, Inc., included in this Prospectus and the consolidated annual financial statements of AMRE incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference or included herein in reliance upon the authority of said firm as experts in giving said reports.


    The consolidated annual financial statements of Facelifters Home Systems, Inc. incorporated by reference in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

    The consolidated financial statements of Congressional Construction Corporation incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS





                                                                                               PAGE NO.
                                                                                               --------
 CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS (unaudited)

 Consolidated Balance Sheet -- March 31, 1996 and December 31, 1995  . . . . . . . . . . .        F-2

 Consolidated Statement of Operations -- Quarterly periods ended
      March 31, 1996 and April 2, 1995 . . . . . . . . . . . . . . . . . . . . . . . . . .        F-3

 Consolidated Statement of Cash Flows -- Quarterly periods ended
      March 31, 1996 and April 2, 1995 . . . . . . . . . . . . . . . . . . . . . . . . . .        F-4

 Consolidated Statement of Changes in Stockholders' Equity --
      Quarterly period ended March 31, 1996  . . . . . . . . . . . . . . . . . . . . . . .        F-5

 Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . .        F-6

 CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

 Report of Independent Public Accountants  . . . . . . . . . . . . . . . . . . . . . . . .       F-10

 Consolidated Balance Sheet -- December 31, 1994 and December 31, 1995 . . . . . . . . . .       F-11

 Consolidated Statement of Operations -- Years ended December 31, 1993,
      1994 and 1995  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       F-12

 Consolidated Statement of Cash Flows -- Years ended December 31, 1993,
      1994 and 1995  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       F-13

 Consolidated Statement of Changes in Stockholders' Equity -- Years ended
      December 31, 1993, 1994 and 1995 . . . . . . . . . . . . . . . . . . . . . . . . . .       F-14

 Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . .       F-15

                                   AMRE, INC.

                           CONSOLIDATED BALANCE SHEET

                                  (UNAUDITED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                                               MARCH 31,       DECEMBER 31,
                                                                                  1996             1995
                                                                              ------------     ------------
                                                          ASSETS
Current assets:
   Cash and cash equivalents  . . . . . . . . . . . . . . . . . . . . . . .   $     8,208      $    13,177
   Marketable securities  . . . . . . . . . . . . . . . . . . . . . . . . .         4,370            9,523
   Accounts receivable --
     Trade, net of allowance for doubtful accounts of $931 and $891   . . .         8,370            8,806
     Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           430              913
     Income taxes   . . . . . . . . . . . . . . . . . . . . . . . . . . . .         3,237            3,987
   Inventories  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         6,323            7,370
   Prepaid expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . .         2,630            3,983
                                                                              -----------      -----------
        Total current assets  . . . . . . . . . . . . . . . . . . . . . . .        33,568           47,759
Property, plant and equipment, net  . . . . . . . . . . . . . . . . . . . .         9,255            9,291
Goodwill, less accumulated amortization of $2,189 and $2,164  . . . . . . .         9,206            9,768
Notes receivable -- related parties . . . . . . . . . . . . . . . . . . . .            --              469
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,638            1,499
                                                                              -----------      -----------
                                                                              $    53,667      $    68,786
                                                                              ===========      ===========

                                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $    19,814      $    16,516
   Wages, commissions and bonuses . . . . . . . . . . . . . . . . . . . . .         5,757            5,698
   Accrued workers' compensation  . . . . . . . . . . . . . . . . . . . . .         2,051            2,076
   Current portion -- long-term debt and capital lease obligations  . . . .         1,503            2,283
   Other accrued liabilities  . . . . . . . . . . . . . . . . . . . . . . .        18,502           20,678
                                                                              -----------      -----------
        Total current liabilities . . . . . . . . . . . . . . . . . . . . .        47,627           47,251
                                                                              -----------      -----------
Long-term debt and capital lease obligations  . . . . . . . . . . . . . . .         5,997            6,120
                                                                              -----------      -----------
        Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . .        53,624           53,371
                                                                              -----------      -----------

Commitments and contingencies

Senior convertible redeemable preferred stock -- $.10 par value;
   300,000 shares issued and outstanding, liquidation value of
   $10 per share  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         3,060            3,000
Stockholders' equity:
   Preferred stock -- $.10 par value, 1,000,000 shares authorized;
     300,000 Senior convertible shares outstanding  . . . . . . . . . . . .            --               --
   Common stock -- $.01 par value, 40,000,000 shares authorized,
     19,218,440 and 18,872,039 shares issued; 18,606,242 and
     17,649,841 shares outstanding  . . . . . . . . . . . . . . . . . . . .           192              189
   Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . .        32,557           34,293
   Retained deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (25,405)          (6,446)
                                                                              -----------      -----------
                                                                                    7,344           28,036
   Less:  Treasury stock, at cost (612,198 and 1,222,198 shares)  . . . . .       (5,160)         (10,301)
        Unearned ESOP compensation  . . . . . . . . . . . . . . . . . . . .        (5,201)          (5,320)
                                                                              -----------      -----------
        Total stockholders' equity  . . . . . . . . . . . . . . . . . . . .        (3,017)          12,415
                                                                              -----------      -----------
                                                                              $    53,667      $    68,786
                                                                              ===========      ===========



          See accompanying Notes to Consolidated Financial Statements.

                                   AMRE, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                    QUARTER ENDED
                                                                         ----------------------------------
                                                                          MARCH 31, 1996     APRIL 2, 1995
                                                                         ---------------     --------------
Contract revenues . . . . . . . . . . . . . . . . . . . . . . . . .      $        58,601     $       74,831
Contract costs  . . . . . . . . . . . . . . . . . . . . . . . . . .               21,385             26,067
                                                                         ---------------     --------------

Gross profit  . . . . . . . . . . . . . . . . . . . . . . . . . . .               37,216             48,764
                                                                         ---------------     --------------

Branch operating expenses . . . . . . . . . . . . . . . . . . . . .                5,937              5,589
Marketing expenses  . . . . . . . . . . . . . . . . . . . . . . . .               23,879             20,964
Selling expenses  . . . . . . . . . . . . . . . . . . . . . . . . .               12,891             14,295
License fees  . . . . . . . . . . . . . . . . . . . . . . . . . . .                4,530              8,868
General and administrative expenses . . . . . . . . . . . . . . . .                6,494              6,115
Non-recurring charges . . . . . . . . . . . . . . . . . . . . . . .                2,500                 --
                                                                         ---------------     --------------
                                                                                  56,231             55,831
                                                                         ---------------     --------------
Operating loss  . . . . . . . . . . . . . . . . . . . . . . . . . .              (19,015)            (7,067)

Investment income . . . . . . . . . . . . . . . . . . . . . . . . .                  287                292
Other income (expense), net . . . . . . . . . . . . . . . . . . . .                 (214)              (177)
                                                                         ---------------     --------------
Loss before income taxes  . . . . . . . . . . . . . . . . . . . . .              (18,942)            (6,952)
Income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . .                   --             (2,437)
                                                                         ---------------     --------------

Net loss  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $       (18,942)    $       (4,515)
                                                                         ===============     ==============

Net loss per share  . . . . . . . . . . . . . . . . . . . . . . . .      $         (1.05)    $         (.26)
                                                                         ===============     ==============

Cash dividends declared per share . . . . . . . . . . . . . . . . .      $            --     $          .02
                                                                         ===============     ==============

Weighted average shares outstanding . . . . . . . . . . . . . . . .               18,112             17,108
                                                                         ===============     ==============



          See accompanying Notes to Consolidated Financial Statements.

                                   AMRE, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                  (UNAUDITED)
                                 (IN THOUSANDS)


                                                                                    QUARTER ENDED
                                                                         ----------------------------------
                                                                          MARCH 31, 1996     APRIL 2, 1995
                                                                         ---------------     --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $       (18,942)    $       (4,515)
                                                                         ---------------     --------------

Adjustments to reconcile net loss to net cash
 used in operating activities:
  Income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . .                   --             (2,437)
  Depreciation and amortization   . . . . . . . . . . . . . . . . .                  950              1,040
  Provision for doubtful accounts   . . . . . . . . . . . . . . . .                  314                (61)
  Other non-cash items  . . . . . . . . . . . . . . . . . . . . . .                1,209                175
  Cash receipts of (payments for) income taxes  . . . . . . . . . .                  747                (55)
  Changes in assets and liabilities:
     Accounts receivable and other  . . . . . . . . . . . . . . . .                  605             (2,610)
     Inventory  . . . . . . . . . . . . . . . . . . . . . . . . . .                1,047               (463)
     Prepaid expenses and other assets  . . . . . . . . . . . . . .                  869               (995)
     Accounts payable . . . . . . . . . . . . . . . . . . . . . . .                3,298                154
     Other liabilities  . . . . . . . . . . . . . . . . . . . . . .               (2,138)             3,500
                                                                         ---------------     --------------

        Total adjustments   . . . . . . . . . . . . . . . . . . . .                6,901             (1,752)

Net cash used in operating activities . . . . . . . . . . . . . . .              (12,041)            (6,267)
                                                                         ---------------     --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Sale of marketable securities   . . . . . . . . . . . . . . . . .               10,792             17,165
  Purchase of marketable securities   . . . . . . . . . . . . . . .               (5,668)            (9,804)
  Notes receivable  . . . . . . . . . . . . . . . . . . . . . . . .                  469                 14
  Capital expenditures  . . . . . . . . . . . . . . . . . . . . . .               (1,096)              (983)
  Other   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  107                 --
                                                                         ---------------     --------------

Net cash provided by investing activities . . . . . . . . . . . . .                4,604              6,392
                                                                         ---------------     --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes payable   . . . . . . . . . . . . . . . . . .                   --                521
  Payments on long-term debt  . . . . . . . . . . . . . . . . . . .                 (983)              (222)
  Issuance of common stock  . . . . . . . . . . . . . . . . . . . .                3,468                 34
  Dividends paid    . . . . . . . . . . . . . . . . . . . . . . . .                  (17)              (403)
                                                                         ---------------     --------------

Net cash provided by (used in) financing activities . . . . . . . .                2,468               (70)
                                                                         ---------------     -------------

Net change in cash and cash equivalents . . . . . . . . . . . . . .               (4,969)                55
Cash and cash equivalents at beginning of period  . . . . . . . . .               13,177              9,344
                                                                         ---------------     --------------
Cash and cash equivalents at end of period  . . . . . . . . . . . .      $         8,208     $        9,399
                                                                         ===============     ==============



          See accompanying Notes to Consolidated Financial Statements.

                                   AMRE, INC.

                             CONSOLIDATED STATEMENT

                       OF CHANGES IN STOCKHOLDERS' EQUITY
                                  (UNAUDITED)
                                 (IN THOUSANDS)


                                         COMMON STOCK    ADDITIONAL            UNEARNED      TREASURY STOCK
                                      ------------------  PAID-IN   RETAINED     ESOP       ------------------
                                       SHARES    AMOUNT   CAPITAL   DEFICIT  COMPENSATION   SHARES    AMOUNT
                                      --------  -------- ---------- -------- ------------  --------  --------
Balance, December 31, 1995  . . .       18,872  $    189  $ 34,293  $ (6,446)  $   (5,320)   (1,222)  (10,301)


  Net loss  . . . . . . . . . . .           --        --        --   (18,942)          --        --        --

  Preferred Stock Dividends   . .           --        --       (60)       --           --        --        --
  Issuance of Stock   . . . . . .           38        --       189        --           --        --        --

  Compensation Expense for ESOP
    Shares Released   . . . . . .           --        --        --       (17)         119        --        --
   Exercise of Options  . . . . .          308         3    (1,865)       --           --       610     5,141
                                      --------  --------  --------  --------  -----------   -------   -------

Balance, March 31, 1996 . . . . .       19,218  $    192  $ 32,557   (25,405) $    (5,201)     (612)  $(5,160)
                                      ========  ========  ========  ========  ===========   =======   =======



          See accompanying Notes to Consolidated Financial Statements.

                                   AMRE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 1996



NOTE 1 -- UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS



    Basis of presentation -- The accompanying interim consolidated financial statements of AMRE, Inc. and its subsidiaries, American Remodeling, Inc., Facelifters Home Systems, Inc., and Congressional Construction Corporation (the "Company" or "AMRE") as of March 31, 1996 and for the quarterly periods ended March 31, 1996 and April 2, 1995 are unaudited; however, in the opinion of management, these interim statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations and cash flows. These financial statements should be read in conjunction with the consolidated annual financial statements and related notes included elsewhere in this filing.



    On April 25, 1996, the Company consummated a merger with Facelifters Home Systems, Inc. ("Facelifters"). The merger is accounted for as a pooling of interests. The accompanying unaudited consolidated financial statements give retroactive effect to this transaction.



    On May 28, 1996, the Company consummated a merger with Congressional Construction Corporation ("Congressional"). The merger is accounted for as a pooling of interests. The accompanying unaudited consolidated financial statements give retroactive effect to this transaction.


    Fiscal period -- The Company's quarterly periods end on the Sunday nearest to the last day in the calendar quarter except at year end which is December 31.

NOTE 2 -- COMMITMENTS AND CONTINGENCIES


    AMRE has been named as a defendant in a proceeding filed on February 29, 1996 in the Superior Court of California by a party who claims ownership of a registered service mark and trade name styled "21st Century Home Improvement." AMRE has been advised by Century 21 Real Estate Corporation, the owner of the CENTURY 21 Home Improvements name, that the action has been moved from state court to federal court. The plaintiff alleges, among other things, that the CENTURY 21 Home Improvements(SM) name is an infringement of the plaintiff's trade name and registered mark and constitutes an unfair business practice. The plaintiff seeks a preliminary and permanent injunction enjoining AMRE from operating under the CENTURY 21 Home Improvements name, general damages according to proof, all profits realized by AMRE from operating under the CENTURY 21 Home Improvements name in California and costs and attorneys' fees.



    AMRE has been advised by Century 21 that it gave notice to counsel for the owner of the "21st Century Home Improvement" mark that the latter mark infringed on Century 21 Real Estate Corporation's federally registered mark. AMRE has further been advised by Century 21 Real Estate Corporation that: (i) it is its policy and practice to vigorously defend its trade name, (ii) Century 21 Real Estate Corporation has successfully litigated in the past to protect its trade name and federally registered mark, and (iii) it has obtained a number of judgments against such entities which had used "21st CENTURY" or marks containing the word "CENTURY" in connection with remodeling or home construction services. In addition, Century 21 Real Estate Corporation has advised AMRE that Century 21 Real Estate Corporation's federal registration predates the use of the "21st Century Home Improvement" mark, and for the above- listed reasons, AMRE believes at this time that it is legally entitled to use the CENTURY 21 Home Improvements name in California.

    The Company is a party to certain other legal proceedings arising in the ordinary course of business, none of which is believed to be material to the financial position of the Company.

    The Company has an agreement with a financial institution which makes financing available to the Company's customers. The customer executes a Revolving Credit Agreement with the lender and the lender pays the Company on completion of the installation.The agreement provides the financial institution with right of first refusal on substantially all of the Company's customer credit applications, and provides for the Company, a minimum acceptance rate of customer credit applications based on specified criteria. The Company's credit risk is limited to its normal warranties and representations regarding materials and workmanship. Prior to 1995, the Company assumed some recourse liability or credit risk in certain customer financing agreements, if customer defaults exceed specified levels. The Company has provided a reserve for estimated losses under the recourse liability. However, customer defaults may differ from the estimated amount and therefore the reserve may be adjusted in future periods.

NOTE 3 -- SUPPLEMENTAL CASH FLOW INFORMATION

    In the three month periods ended March 31, 1996 and April 2, 1995, the Company recorded non-cash operating items as follows:

                                                                               MARCH 31,         APRIL 2,
                                                                                  1996             1995
                                                                              ------------     ------------
Amortization of investment premium and discounts  . . . . . . . . . . . . .            29               31

Compensation expense for ESOP shares released . . . . . . . . . . . . . . .           119              114

Leaseholds and other assets written off . . . . . . . . . . . . . . . . . .           990               --

Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            71               --
                                                                              -----------      -----------
                                                                                    1,209              175
                                                                              -----------      -----------

NOTE 4 -- NONRECURRING CHARGES

    The Company incurred nonrecurring charges to operations currently estimated at approximately $2.5 million for certain costs associated with the merger and the integration of the operations of Facelifters and Congressional. This estimate is subject to change based upon additional information.

NOTE 5 -- INCOME TAXES

    The Company has recorded a valuation allowance to reflect the uncertainties associated with the ultimate realization of its deferred tax asset. Management periodically reviews the expected realization of the deferred tax asset and makes adjustments to the valuation allowance, as appropriate, when existing conditions change the probability of ultimate realization. The Company established a valuation allowance of $6.4 million at December 31, 1995 which equaled 100% of its deferred tax asset.

    Management's evaluation as to the realizability of the deferred tax asset took into consideration available evidence, both positive and negative, regarding ultimate realization. Negative evidence considered by management included (1) a significant loss in 1995, (2) operating losses in two of the last three years, (3) the expected decline in revenues and expected first quarter 1996 operating loss, (4) the uncertainties associated with the time and cost to build awareness of the CENTURY 21 Home Improvements name and generate significant amounts of cost-effective leads and the process of integrating the companies if the mergers were consummated make it difficult to estimate when the Company will return to profitability and (5) costs relating to the brand transition and the mergers. Positive evidence considered by management included (1) a 3.0% license fee (subject to an $11.0 million minimum in 1996) to be paid for use of the CENTURY 21 Home Improvements name as compared to a 12.0% license fee paid to Sears in 1995 and (2) expanded geographic and product opportunities under the Century 21 License Agreement.

    Until the Century 21 License Agreement is in operation for a period of time, there is no historical or objective evidence to determine its impact on future taxable income. Therefore, based on the existing objective evidence, management believes it is more likely than not that the Company will be unable to generate sufficient taxable income to utilize the deferred tax asset and that a reserve should be provided for the entire deferred tax asset. No tax benefit has been provided for the pre-tax loss of the current period ended March 31, 1996 and the valuation allowance has been maintained at 100% of the deferred tax asset. Management will review the valuation allowance in the future as the results and impact of the CENTURY 21 Home Improvements license arrangement are known.

NOTE 6 -- CAPITALIZATION

    Revolving credit facility -- At March 31, 1996, no loans had been made under the credit facility.

    Senior Convertible Redeemable Preferred Stock -- At March 31, 1996, $60,000 of dividends have been accrued on the Senior Convertible Redeemable Preferred Stock.

    Amendment to Certificate of Incorporation -- In connection with the Facelifters merger, on April 25, 1996, the stockholders of the Company approved an amendment to the Certificate of Incorporation to increase the number of authorized shares of common stock of the Company from 20 million to 40 million shares.

    Common Stock Issued in Private Placement -- On April 30, 1996, the Company completed a private placement with institutional investors pursuant to which the Company issued 800,500 shares of its common stock. The purchasers had not previously owned any common stock of the Company. The common stock was sold at a discount to the then current market price in exchange for an agreement with the investors not to sell the shares for a minimum of 180 days. The Company received approximately $12 million of net proceeds after transaction expenses. The accompanying unaudited supplemental consolidated financial statements do not give retroactive effect to this transaction since it was not completed until after the current reporting period ended March 31, 1996.

NOTE 7 -- MERGERS WITH FACELIFTERS AND CONGRESSIONAL

    On October 31, 1995, the Company and Facelifters entered into an agreement whereby a newly formed subsidiary of the Company would be merged with and into Facelifters. Facelifters designs, manufactures, markets, sells and installs kitchen cabinet refacing products utilized in kitchen remodeling, directly to consumers in 23 markets, primarily markets in which the Company did not operate.

    On April 25, 1996, the stockholders of the Company and Facelifters approved the merger ("Facelifters Merger") and Facelifters became a direct, wholly-owned subsidiary of AMRE. Each outstanding share of common stock of Facelifters, $.01 par value per share (the "Facelifters Common Stock"), was converted into one share of AMRE Common Stock. Based on the number of shares of Facelifters Common Stock outstanding upon consummation of the Facelifters Merger, approximately 3,578,439 shares of AMRE Common Stock were issued to holders of Facelifters Common Stock. In addition, AMRE will reserve approximately 368,255 shares of AMRE Common Stock for issuance upon the exercise of outstanding options to acquire Facelifters Common Stock.

    The merger is accounted for as a pooling of interests. The accompanying unaudited supplemental consolidated financial statements give retroactive effect to this transaction.

    On December 30, 1995, the Company and Congressional entered into an agreement whereby a newly formed subsidiary of the Company was merged with and into Congressional. Congressional markets, sells, furnishes and installs home improvement products, including siding, fencing, wooden decks, replacement vinyl windows, roofing and patio enclosures directly to consumers in certain markets, primarily markets in which the Company does not currently operate. In connection with the merger, 899,998 shares were issued to the existing stockholders of Congressional.

    On May 22, 1996, the Company consummated the merger with Congressional. The merger is accounted for as a pooling of interests. The accompanying unaudited supplemental consolidated financial statements give retroactive effect to this transaction.

    Combined and separate results of the Company, Congressional and Facelifters for the periods presented are as follows:

                                                                                    QUARTER ENDED
                                                                         ----------------------------------
                                                                          MARCH 31, 1996     APRIL 2, 1995
                                                                         ---------------     --------------
Contract revenues:

  AMRE    . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $        45,602     $       60,885

  Congressional   . . . . . . . . . . . . . . . . . . . . . . . . .                2,639              3,279

  Facelifters   . . . . . . . . . . . . . . . . . . . . . . . . . .               10,360             10,667
                                                                         ---------------     --------------

     Combined . . . . . . . . . . . . . . . . . . . . . . . . . . .      $        58,601     $       74,831
                                                                         ---------------     --------------

Net loss:

  AMRE    . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $       (15,655)    $       (3,895)

  Congressional   . . . . . . . . . . . . . . . . . . . . . . . . .                 (536)              (456)

  Facelifters   . . . . . . . . . . . . . . . . . . . . . . . . . .               (2,751)              (164)
                                                                         ---------------     --------------

     Combined . . . . . . . . . . . . . . . . . . . . . . . . . . .      $       (18,942)    $       (4,515)
                                                                         ---------------     --------------

Loss per share:

  AMRE    . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $          (.87)    $         (.22)

  Congressional   . . . . . . . . . . . . . . . . . . . . . . . . .                 (.03)              (.03)

  Facelifters   . . . . . . . . . . . . . . . . . . . . . . . . . .                 (.15)              (.01)
                                                                         ---------------     --------------

     Combined . . . . . . . . . . . . . . . . . . . . . . . . . . .      $         (1.05)    $         (.26)
                                                                         ===============     ==============

                              ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and
Stockholders of AMRE, Inc.:


    We have audited the accompanying consolidated balance sheets of AMRE, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1994 and 1995, and the related supplemental consolidated statements of operations, cash flows and changes in stockholders' equity for the three years ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMRE, Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for the three years ended December 31, 1995, in conformity with generally accepted accounting principles.



                                         /s/ ARTHUR ANDERSEN LLP
                                         ---------------------------


Dallas, Texas
June 27, 1996

                                   AMRE, INC.

                           CONSOLIDATED BALANCE SHEET

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                       DECEMBER 31,
                                                                              -----------------------------
                                                                                  1994             1995
                                                                              ------------     ------------
                                                          ASSETS
Current assets:
   Cash and cash equivalents  . . . . . . . . . . . . . . . . . . . . . . .   $     9,344      $    13,177
   Marketable securities, including restricted securities of
     $1,250 and $0  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        20,894            9,523
   Accounts receivable--
     Trade, net of allowance for doubtful accounts of
       $1,157 and $891  . . . . . . . . . . . . . . . . . . . . . . . . . .         9,951            8,806
     Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           710              913
     Income taxes   . . . . . . . . . . . . . . . . . . . . . . . . . . . .           575            3,987
   Inventories  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         7,231            7,370
   Deferred income taxes  . . . . . . . . . . . . . . . . . . . . . . . . .         1,802               --
   Prepaid expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . .         5,865            3,983
                                                                              -----------      -----------
        Total current assets  . . . . . . . . . . . . . . . . . . . . . . .        56,372           47,759
                                                                              -----------      -----------
Property, plant, and equipment, net . . . . . . . . . . . . . . . . . . . .         9,259            9,291
Goodwill, less accumulated amortization of $1,793 and $2,164  . . . . . . .        10,294            9,768
Notes receivable:
   Related parties  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         4,217              469
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           137               --
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,879            1,499
                                                                              -----------      -----------
                                                                              $    82,158      $    68,786
                                                                              ===========      ===========

                                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $    20,771      $    16,516
   Wages, commissions and bonuses . . . . . . . . . . . . . . . . . . . . .         5,680            5,698
   Accrued workers' compensation  . . . . . . . . . . . . . . . . . . . . .         2,051            2,076
   Current portion -- long term debt and capital lease obligations  . . . .         1,223            2,283
   Other accrued liabilities  . . . . . . . . . . . . . . . . . . . . . . .        12,458           20,678
                                                                              -----------      -----------
        Total current liabilities . . . . . . . . . . . . . . . . . . . . .        42,183           47,251
Long-term debt and capital lease obligations  . . . . . . . . . . . . . . .         6,448            6,120
                                                                              -----------      -----------
        Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . .        48,631           53,371

Commitments and contingencies

Senior convertible redeemable preferred stock -- $.10 par value;
   300,000 shares issued and outstanding; liquidation value
     of $10 per share . . . . . . . . . . . . . . . . . . . . . . . . . . .            --            3,000
Stockholders' equity:
   Preferred stock -- $.10 par value, 1,000,000 shares authorized;
     300,000 Senior convertible shares outstanding  . . . . . . . . . . . .            --               --
   Common stock -- $.01 par value, 40,000,000 shares authorized,
     18,305,476 and 18,872,039 shares issued; 17,083,278 and
     17,649,841 shares outstanding  . . . . . . . . . . . . . . . . . . . .           183              189
   Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . .        31,118           34,293
   Retained earnings (deficit)  . . . . . . . . . . . . . . . . . . . . . .        18,374           (6,446)
                                                                              -----------      -----------
                                                                                   49,675           28,036
   Less--
     Treasury stock, at cost (1,222,198 and 1,222,198 shares)   . . . . . .       (10,301)        (10,301)
     Unearned ESOP compensation   . . . . . . . . . . . . . . . . . . . . .        (5,847)          (5,320)
                                                                              -----------      -----------
        Total stockholders' equity  . . . . . . . . . . . . . . . . . . . .        33,527           12,415
                                                                              -----------      -----------
                                                                              $    82,158      $    68,786
                                                                              ===========      ===========


          See accompanying notes to consolidated financial statements.

                                   AMRE, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                         YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------
                                                                 1993             1994             1995
                                                              ----------       ----------       ----------
Contract revenues . . . . . . . . . . . . . . . . . . . .     $  299,375       $  337,608       $  339,907
Contract costs  . . . . . . . . . . . . . . . . . . . . .         92,490          112,676          115,311
                                                              ----------       ----------       ----------

Gross profit  . . . . . . . . . . . . . . . . . . . . . .        206,885          224,932          224,596
                                                              ----------       ----------       ----------

Branch operating expenses . . . . . . . . . . . . . . . .         20,867           21,528           24,001
Marketing expenses  . . . . . . . . . . . . . . . . . . .         72,883           77,136           85,242
Selling expenses  . . . . . . . . . . . . . . . . . . . .         52,595           59,550           62,353
Sears license fees  . . . . . . . . . . . . . . . . . . .         34,654           40,053           40,213
General and administrative expenses . . . . . . . . . . .         29,448           24,699           26,885
Provision for plant closing . . . . . . . . . . . . . . .             --               --            1,065
Nonrecurring charges  . . . . . . . . . . . . . . . . . .             --               --           11,800
                                                              ----------       ----------       ----------

                                                                 210,447          222,966          251,559
                                                              ----------       ----------       ----------

Operating income (loss) . . . . . . . . . . . . . . . . .         (3,562)           1,966          (26,963)
Investment income . . . . . . . . . . . . . . . . . . . .          1,292            1,173            1,024
Other income (expense), net . . . . . . . . . . . . . . .          1,313               83              578
                                                              ----------       ----------       ----------

Income (loss) before income taxes . . . . . . . . . . . .           (957)           3,222          (25,361)
Income taxes  . . . . . . . . . . . . . . . . . . . . . .         (2,661)           1,197           (1,499)
                                                              ----------       ----------       ----------

Net income (loss) . . . . . . . . . . . . . . . . . . . .     $    1,704       $    2,025       $  (23,862)
                                                              ==========       ==========       ==========

Net income (loss) per share . . . . . . . . . . . . . . .     $     0.09       $     0.12       $    (1.39)
                                                              ==========       ==========       ==========

Weighted average shares outstanding . . . . . . . . . . .         18,181           17,108           17,194
                                                              ==========       ==========       ==========



      See accompanying notes to consolidated financial statements.

                                   AMRE, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                         YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------
                                                                 1993             1994             1995
                                                              ----------       ----------       ----------
Cash flows from operating activities:
   Net income (loss)  . . . . . . . . . . . . . . . . . .     $    1,704       $    2,025       $  (23,862)
                                                              ----------       ----------       ----------

Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operations:
   Income taxes . . . . . . . . . . . . . . . . . . . . .         (2,661)           1,197           (1,499)
   Depreciation and amortization  . . . . . . . . . . . .          3,903            3,600            4,111
   Provision for doubtful accounts  . . . . . . . . . . .          1,612            1,106              814
   Other non-cash items . . . . . . . . . . . . . . . . .            333            1,050            6,987
   Cash receipts of (payments for) income taxes . . . . .          2,480            3,092            (300)
   Changes in assets and liabilities:
    Accounts receivable and other   . . . . . . . . . . .          1,331              562             (280)
    Inventories   . . . . . . . . . . . . . . . . . . . .           (464)            (706)            (139)
    Prepaid expenses and other assets   . . . . . . . . .            (57)          (1,631)           3,167
    Accounts payable  . . . . . . . . . . . . . . . . . .          1,325            2,026           (4,255)
    Other liabilities   . . . . . . . . . . . . . . . . .         (1,807)          (2,501)           7,875
                                                              ----------       ----------       ----------

        Total adjustments . . . . . . . . . . . . . . . .          5,995            7,795           16,481
                                                              ----------       ----------       ----------

Net cash provided by (used in) operations . . . . . . . .          7,699            9,820           (7,381)
                                                              ----------       ----------       ----------

Cash flows from investing activities:
   Sale of marketable securities  . . . . . . . . . . . .         16,542           16,425           28,416
   Purchase of marketable securities  . . . . . . . . . .        (25,405)         (16,807)         (17,255)
   Capital and acquisition expenditures . . . . . . . . .         (1,158)          (2,943)          (3,583)
   Notes receivable . . . . . . . . . . . . . . . . . . .           (262)             (22)              42
   Other  . . . . . . . . . . . . . . . . . . . . . . . .             89               60               13
                                                              ----------       ----------       ----------

Net cash provided by (used in) investing activities . . .        (10,194)          (3,287)           7,633
                                                              ----------       ----------       ----------

Cash flows from financing activities:
   Payments on long-term debt . . . . . . . . . . . . . .           (866)          (1,346)          (1,124)
   Borrowings on long-term debt . . . . . . . . . . . . .             --            1,093            1,062
   Purchase of treasury shares  . . . . . . . . . . . . .           (961)              --               --
   Issuance of common and preferred stock . . . . . . . .            651            2,350            4,482
   Dividends paid . . . . . . . . . . . . . . . . . . . .         (1,556)          (1,559)            (839)
                                                              ----------       ----------       ----------

Net cash provided by (used in) financing activities . . .        (2,732)              538            3,581
                                                              ---------        ----------       ----------

Net increase (decrease) in cash and cash equivalents  . .        (5,227)            7,071            3,833
Cash and cash equivalents at beginning of year  . . . . .          7,500            2,273            9,344
                                                              ----------       ----------       ----------

Cash and cash equivalents at end of year  . . . . . . . .     $    2,273       $    9,344       $   13,177
                                                              ==========       ==========       ==========



          See accompanying notes to consolidated financial statements.

                                   AMRE, INC.

                             CONSOLIDATED STATEMENT

                       OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                         COMMON STOCK    ADDITIONAL RETAINED   UNEARNED      TREASURY STOCK
                                      ------------------  PAID-IN   EARNINGS     ESOP      ------------------
                                       SHARES    AMOUNT   CAPITAL   DEFICIT  COMPENSATION   SHARES    AMOUNT
                                      --------  -------- ---------- -------- ------------  --------  --------
BALANCE, December 31, 1992  . . .       17,503  $    175  $ 28,931  $ 17,845  $        --   (1,331)  $(10,273)
  Net income  . . . . . . . . . .           --        --        --     1,704           --        --        --
  Exercise of options   . . . . .           --        --      (381)       --           --       132       911
  Warrants exercised  . . . . . .           30        --       121        --           --        --        --
  Treasury shares issued for
    compensation  . . . . . . . .           --        --        22        --           --        12        --
  Cash dividends  . . . . . . . .           --        --        --    (1,556)          --        --        --
  Purchase of treasury stock  . .           --        --        --        --           --      (95)     (961)
  ESOP borrowings recorded as
    unearned compensation   . . .           --        --        --        --       (7,000)       --        --
  Compensation expense for ESOP
    shares released   . . . . . .           --        --        --        --         337         --        --
                                      --------  --------  --------  --------  ----------   --------  --------

BALANCE, December 31, 1993  . . .       17,533       175    28,693    17,993       (6,663)  (1,282)  (10,323)
  Net income  . . . . . . . . . .           --        --        --     2,025           --        --        --
  Exercise of options   . . . . .          229         3       227        --           --        60        22
  Warrants exercised  . . . . . .          543    52,207        --        --           --        --
  Cash dividends  . . . . . . . .           --        --        --    (1,559)          --        --        --
  Compensation expense for ESOP
    shares released   . . . . . .           --        --        (9)     (85)          816        --        --
                                      --------  --------  --------  -------   -----------  --------  --------

BALANCE, December 31, 1994  . . .       18,305       183    31,118    18,374       (5,847)   (1,222)  (10,301)
  Net loss  . . . . . . . . . . .           --        --        --   (23,862)          --        --        --
  Exercise of options   . . . . .          205         2       669        --           --        --        --
  Issuance of stock   . . . . . .          362    41,806        --        --           --        --        --
  Cash dividends  . . . . . . . .           --        --        --      (839)          --        --        --
  Stock options granted to
    non-employee  . . . . . . . .           --        --       700        --           --        --        --
  Compensation expense for ESOP
    shares released   . . . . . .           --        --        --      (119)         527        --        --
                                      --------  --------  --------  --------  -----------  --------  --------

BALANCE, December 31, 1995  . . .      18,872   $    189  $ 34,293  $ (6,446) $    (5,320)   (1,222) $(10,301)
                                      =======   ========  ========  ========  ===========  ========  ========



          See accompanying notes to consolidated financial statements.

                                   AMRE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    (DOLLAR AMOUNTS IN TABLES IN THOUSANDS)


1.  ORGANIZATION AND BASIS OF PRESENTATION:

The Company is engaged, through direct consumer marketing, in the in-home sale and installation of siding and related exterior home improvement products, kitchen cabinet refacing and custom countertops, replacement windows, and in certain of its territories, exterior coating, wooden decks, fencing, roofing, and patio enclosures. The Company currently conducts its business in the United States.


On April 25, 1996, AMRE consummated a merger with Facelifters Home Systems, Inc. and Subsidiaries ("Facelifters"). The merger of Facelifters has been accounted for as a pooling of interests for accounting purposes. The consolidated financial statements give retroactive effect to this transaction and reflect the issuance of one share of AMRE common stock in exchange for each share of Facelifters common stock. In addition, Facelifters' methods of accounting for advertising and income taxes have been conformed to AMRE's methods for all periods presented.



On May 28, 1996, AMRE consummated a merger with Congressional Construction Corporation ("Congressional"). The merger of Congressional has been accounted for as a pooling of interests for accounting purposes. The consolidated financial statements give retroactive effect to this transaction and reflect the issuance of 899,998 shares of AMRE common stock to holders of Congressional common stock and Congressional preferred stock. See Note 15 for additional disclosures related to the mergers.



The consolidated financial statements include the accounts of AMRE, Inc. and its subsidiaries, American Remodeling, Inc., Facelifters, and Congressional (herein referred to as the "Company" or "AMRE"). All significant intercompany accounts and transactions are eliminated in consolidation.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of estimates in financial statements -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Cash equivalents -- Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and present an insignificant risk of change in value because of changes in interest rates.

Marketable securities -- The Company classifies its investments as available for sale because it does not acquire the securities for the purpose of selling them in the near term to generate profits on short-term differences in price, or, with the intent of holding them to maturity. The Company uses the specific identification method of determining cost in computing realized gains and losses.

Accounts receivable -- The Company's accounts receivable consist of amounts due from individuals, credit card sponsors and financial institutions. Certain of the amounts due from individuals are secured by second mortgages.

Inventories -- Inventories (consisting principally of materials) are carried at the lower of cost (first-in, first-out) or market.

Property, plant, and equipment -- Property, plant and equipment is carried at cost, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets by using the straight-line method of depreciation for financial reporting purposes. Maintenance and repair expenditures are charged to operations; renewals and betterments are capitalized.

Goodwill -- Goodwill represents the excess of cost over the fair value of net tangible assets acquired and is amortized on a straight-line basis over periods of 10 to 40 years.

Long-lived assets -- The Company periodically evaluates whether the remaining useful life of long-lived assets, including goodwill, may require revision or the remaining unamortized balance may not be recoverable. When factors indicate the asset should be evaluated for possible impairment, the Company uses an estimate of the specific asset's cash flow in evaluating such asset's fair value.

Accrued workers' compensation -- The Company accrues workers' compensation costs based on the amount of estimated total losses to be incurred for the period. These estimates are based on the total payroll, using assumptions relating to the Company's loss experience as well as future expected losses.

Revenue recognition -- The Company recognizes its revenue upon completion of each home improvement contract.

Contract costs -- Contract costs represent the costs of direct material and direct labor associated with installations and manufacturing overhead associated with the production of cabinet fronts and countertops.

Advertising expense -- The Company expenses advertising costs as incurred.

Income taxes -- Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and their financial reporting amounts. Deferred taxes are recorded based upon enacted tax rates anticipated to be in effect when the temporary differences are expected to reverse. A valuation allowance is provided when required.

Earnings per share -- Net income (loss) per common share is based on net income
(loss) after preferred stock dividend requirements and the weighted average number of common shares outstanding after giving effect to stock options considered to be dilutive common stock equivalents. Fully diluted net income
(loss) per common share is based on the weighted average number of common shares outstanding after giving effect to dilutive common stock equivalents, and adjusted for the incremental dilutive shares attributed to convertible preferred stock. For all periods presented, weighted average shares outstanding reflects the issuance of (1) one share of AMRE common stock for each share of Facelifters common stock, and (2) 899,998 shares of AMRE common stock for all the outstanding common and preferred stock of Congressional to effect these mergers.

3.  MARKETABLE SECURITIES:

Marketable securities, reported at fair value, which approximates cost, consist primarily of state and city municipal bonds, with contractual maturity dates ranging from January 1, 1996 to January 1, 1997. For the years ended December 31, 1994 and 1995, the Company had no material gains or losses from the sale of securities.

4.  PROPERTY, PLANT AND EQUIPMENT:

                                                              DEPRECIATION              DECEMBER 31,
                                                              ------------      ---------------------------
                                                                 LIVES            1994             1995
                                                              ----------       ----------       ----------
Buildings . . . . . . . . . . . . . . . . . . . . . . . .       39 years       $    1,018       $    1,346
Machinery and equipment . . . . . . . . . . . . . . . . .        5 years           12,833           14,563
Software development cost . . . . . . . . . . . . . . . .        5 years            3,496            3,814
Furniture and fixtures  . . . . . . . . . . . . . . . . .      3-5 years            4,100            4,666
Leasehold improvements  . . . . . . . . . . . . . . . . .     3-15 years            1,896            1,174
Land  . . . . . . . . . . . . . . . . . . . . . . . . . .                             221              221
                                                                               ----------       ----------

                                                                                   23,564           25,784

Less-Accumulated depreciation and amortization  . . . . .                         (14,305)         (16,493)
                                                                               ----------       ----------

                                                                               $    9,259       $    9,291
                                                                               ==========       ==========

In September 1995, the Company decided to phase out its Brooklyn plant and move additional manufacturing activities to its Virginia facility. Accordingly, it recorded a $1,065,000 provision for plant closing in September 1995 to cover expected costs associated with the plant closing. These costs include buy-out of the lease ($525,000), abandonment of leasehold improvements ($437,000), impairment in the values of redundant machinery and fixtures and other costs directly related to the plant closing ($103,000).

5.  LICENSE AGREEMENTS:

Since 1981 substantially all of the Company's contracts have been sold under license agreements with Sears, Roebuck and Co. The license agreements were one-year renewable agreements, cancelable by either party with 60 days written notice. The fee was generally paid after the Company had completed the contract and collected the contract amount. The average license fee paid to Sears over the last three years was 11.8%.

On October 17, 1995, American Remodeling, Inc., ("ARI"), a wholly owned subsidiary of AMRE and TM Acquisition Corporation and Century 21 Real Estate Corporation (collectively referred to as "Century 21"), subsidiaries of HFS Incorporated ("HFS"), entered into an agreement pursuant to which Century 21 granted to ARI an exclusive 20 year license to operate under the name CENTURY 21 Home Improvements for the marketing, sale, and installation of certain home improvement products in the United States, Canada, and Mexico ("Century 21 License Agreement"), and the right to grant sublicenses under the agreement. The Company did not renew its license agreements with Sears which expired on December 31, 1995.

Under the Century 21 License Agreement, the Company will pay fees equal to the greater of 3% of the aggregate contract revenues of the Company and its sublicensees, or certain guaranteed annual minimums starting at $11 million in 1996 and increasing during the term of the 20 year agreement. The agreement provides for a fee of an additional 10% of the contract revenue for each sale made pursuant to a customer referral from Century 21, payable to the respective Century 21 broker who originated the customer referral. The Century 21 License Agreement provides for immediate termination by either the Company or Century 21 if either party is negligent in the performance of its services, becomes insolvent or bankrupt, or fails to comply with any material provision of the Century 21 License Agreement, including the payment of license fees as stipulated.

The Company began entering into certain sublicense agreements (including sublicense agreements with its newly acquired subsidiaries, Facelifters and Congressional), commencing January 1, 1996.

6.  NONRECURRING CHARGES:

In connection with the Century 21 License Agreement (see Note 5), the Company recorded a nonrecurring charge of $5,115,000 consisting primarily of transaction fees and expenses and costs associated with the termination of the Sears License Agreement, including the write-off of certain assets and a provision for incremental warranty costs related to installations sold under the Sears brand name.

In connection with the Facelifters and Congressional mergers, the Company recorded a nonrecurring charge of $2,770,000 for transaction fees and expenses associated with combining operations. However, costs could increase if the Company encounters unexpected difficulties in the integration of these businesses. The Company consummated the mergers in the Company's second quarter of 1996.

The Company recorded a nonrecurring, non-cash charge of $3,915,000 in connection with the settlement of, and pursuant to, employment and separation agreements between the Company and Mr. Ronald I. Wagner (see Note 9). On December 1, 1995, Mr. Wagner announced that he was resigning as Chairman of the Board of the Company. Under the terms of the agreements, the Company agreed to pay Mr. Wagner $500,000 and released him from his promissory note payable to the Company in exchange for his waiving termination amounts owed to him under his employment agreement and his agreement not to compete with the Company for a period of five years.

7.  SUPPLEMENTAL CASH FLOW INFORMATION:

For the years ended December 31, 1993, 1994, and 1995, the Company recorded non-cash operating items as follows:

                                                                         YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------
                                                                 1993             1994             1995
                                                              ----------       ----------       ----------
Amortization of investment premium and discounts  . . . .     $      194       $      216       $      207

Separation agreement  . . . . . . . . . . . . . . . . . .             --               --            3,915

Common stock and common stock options
  granted for services rendered   . . . . . . . . . . . .             --               --            1,700

Compensation expense for ESOP shares released . . . . . .            337              722              409

Leaseholds abandoned  . . . . . . . . . . . . . . . . . .             --               --              437

Other . . . . . . . . . . . . . . . . . . . . . . . . . .           (198)             112              319
                                                              ----------       ----------       ----------

                                                              $      333       $    1,050       $    6,987
                                                              ==========       ==========       ==========

During the years ended December 31, 1994 and 1995, the Company acquired $1,757,000 and $2,254,000, respectively, of capital equipment financed with long term debt.

Interest paid during the years ended December 31, 1993, 1994, and 1995 was $232,000, $530,000, and $670,000, respectively.

8.  INCOME TAXES:

Income taxes consisted of the following:

                                                                         YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------
                                                                 1993             1994             1995
                                                              ----------       ----------       ----------
Current:
  Federal   . . . . . . . . . . . . . . . . . . . . . . .     $   (4,191)      $     (492)      $   (3,456)
  State   . . . . . . . . . . . . . . . . . . . . . . . .            166              207              155
Deferred:
  Federal   . . . . . . . . . . . . . . . . . . . . . . .          1,181            1,298            1,965
  State   . . . . . . . . . . . . . . . . . . . . . . . .            183              184             (163)
                                                              ----------       ----------       ----------

     Total  . . . . . . . . . . . . . . . . . . . . . . .     $   (2,661)      $    1,197       $   (1,499)
                                                              ==========       ==========       ==========

The effective income tax rate differs from the statutory federal income tax rate for the following reasons:

                                                                         YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------
                                                                 1993             1994             1995
                                                              ----------       ----------       ----------
Statutory rate  . . . . . . . . . . . . . . . . . . . . .          (34.0%)           34.0%           (34.0%)

State taxes, net of federal benefit . . . . . . . . . . .           28.5             12.0             (0.6 )

Municipal bond income . . . . . . . . . . . . . . . . . .          (30.8 )           (8.7 )           (1.1 )

Valuation allowance . . . . . . . . . . . . . . . . . . .             --               --             23.7

Write-off of foreign subsidiary . . . . . . . . . . . . .         (118.9 )             --               --

Goodwill amortization . . . . . . . . . . . . . . . . . .            9.7              2.9              0.4

Federal income tax refund . . . . . . . . . . . . . . . .         (104.5 )             --               --

Other . . . . . . . . . . . . . . . . . . . . . . . . . .          (28.1 )           (3.0 )            5.7
                                                              ----------       ----------       ----------

Effective rate  . . . . . . . . . . . . . . . . . . . . .         (278.1%)           37.2%            (5.9%)
                                                              ==========       ==========       ==========

The components of, and changes in, the net deferred tax asset are as follows:

                                                                                 DEFERRED
                                                              DECEMBER 31,        INCOME       DECEMBER 31,
                                                                  1994            TAXES            1995
                                                              -----------      -----------     -----------
Workers' compensation . . . . . . . . . . . . . . . . . .     $       791      $        14     $       805
Nonrecurring charges  . . . . . . . . . . . . . . . . . .              --            1,066           1,066
Health insurance  . . . . . . . . . . . . . . . . . . . .             403               (3)            400
Allowance for doubtful accounts . . . . . . . . . . . . .             473               27             500
Net operating loss carryforward . . . . . . . . . . . . .             921            2,003           2,924
Other . . . . . . . . . . . . . . . . . . . . . . . . . .             220            1,513           1,733
                                                              -----------      -----------     -----------

Total . . . . . . . . . . . . . . . . . . . . . . . . . .           2,808            4,620           7,428
Valuation allowance . . . . . . . . . . . . . . . . . . .          (1,006)          (6,422)         (7,428)
                                                              -----------      -----------     -----------

Net deferred taxes  . . . . . . . . . . . . . . . . . . .     $     1,802      $    (1,802)    $        --
                                                              ===========      ===========     ===========

The Company incurred a tax loss in 1995 and has recorded a tax benefit in the amount refundable from taxes paid in prior years. The Company has a net operating loss carryforward of approximately $8.6 million that will expire in 2010 if not utilized earlier. AMRE has recorded a valuation allowance to reflect the uncertainties associated with the ultimate realization of its deferred tax asset. Management periodically reviews the expected realization of AMRE's deferred tax asset and makes adjustments to the valuation allowance, as appropriate, when existing conditions change the probability of ultimate realization. At December 31, 1995, AMRE's valuation allowance of approximately $7.5 million equals 100% of its deferred tax asset.

Management's evaluation as to the deferred tax asset takes into consideration available evidence, both positive and negative, regarding ultimate realization. Negative evidence considered by management included (1) a significant operating loss in 1995, (2) operating losses in two of the last three years, (3) the expected decline in revenues and the first quarter 1996 operating loss, (4) the uncertainties associated with the time and cost to build awareness of the CENTURY 21 Home Improvements name, AMRE's ability to generate significant amounts of cost-effective leads and the process of integrating the companies make it difficult to estimate when AMRE will return to profitability, and (5) costs relating to the brand transition and the mergers.

Positive evidence considered by management included (1) a 3.0% license fee (subject to an $11.0 million minimum in 1996) to be paid for use of the CENTURY 21 Home Improvements mark as compared to a 12.0% license fee paid to Sears in 1995, and (2) expanded geographic and product opportunities under the Century 21 License Agreement.

Until the Century 21 License Agreement is in operation for a period of time, there is no historical or objective evidence to determine its impact on taxable income. Therefore, based on the existing objective evidence, management believes it is more likely than not that AMRE will be unable to generate sufficient taxable income to utilize the deferred tax asset and that the entire deferred tax asset should be reserved for as of December 31, 1995. Management will review the valuation allowance in the future as the results and impact of the Century 21 License Agreement are known.

9.  COMMITMENTS AND CONTINGENCIES:

The Company is a party to certain legal proceedings arising in the ordinary course of business, none of which is believed to be material to the financial position or results of operations of the Company.

Leases

The Company operates in leased facilities and also leases certain equipment.
In most cases, management expects that leases currently in effect will be renewed or replaced by other leases of a similar nature and term. Escalation charges and restrictions imposed by lease agreements are not significant. Rental expense under operating leases was $4,571,000, $4,477,000, and $5,251,000 for the years ended December 31, 1993, 1994, and 1995, respectively. Commitments for future minimum facility rental payments required under operating leases with terms in excess of one year for the years ending December 31, are as follows:

       1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  5,811
       1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         5,397
       1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         4,413
       1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         3,484
       2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         2,667
       Later years  . . . . . . . . . . . . . . . . . . . . . . . . .         3,994
                                                                           --------

          Total . . . . . . . . . . . . . . . . . . . . . . . . . . .      $ 25,766
                                                                           ========

In 1993, the Company began to consolidate certain branches where more than one leased facility existed in the same local geographic market. In December 1993, the Company expensed approximately $600,000 for estimated costs of moving as well as the remaining lease obligations on certain of these leased branch facilities.

Other Agreements

On December 1, 1995, AMRE and Ronald I. Wagner, its former Chairman, entered into a Separation Agreement (the "Wagner Separation Agreement"), pursuant to which Mr. Wagner resigned from all positions that he held as a director, officer or employee of AMRE. In connection with the Wagner Separation Agreement, AMRE and Mr. Wagner agreed, among other things, as follows:

    1. Mr. Wagner will not compete with AMRE in any of its products and services under the Century 21 License Agreement anywhere in North America for a period of five years;

    2. Mr. Wagner waived and released AMRE from amounts owed him of approximately $3,375,000 pursuant to the termination provisions of his employment agreement with AMRE;

    3. In exchange for 1 and 2 above, (a) AMRE shall pay Mr. Wagner the sum of $500,000, payable in two equal installments in 1997 and 1999; (b) AMRE released Mr. Wagner from his payment obligation under an outstanding promissory note payable (due April 1997), plus interest, in the amount of $4,101,824; and (c) AMRE granted demand and piggy-back registration rights to Mr. Wagner with respect to 550,000 shares of AMRE Common Stock covered by currently exercisable options held by Mr. Wagner; and

    4. Mr. Wagner and AMRE agreed to terminate the current lease under which AMRE leases from Mr. Wagner certain of its facilities and enter into a new lease commencing January 1, 1996 for a term of ten years at an annual rent beginning at $180,000 for the first two years.

In connection with the Wagner Separation Agreement, the Company recorded a nonrecurring charge of $3,915,000.

The Company has Indemnification Agreements with the members of its Board of Directors. The Indemnification Agreements are for an unspecified period of time and are intended to indemnify and hold harmless each director to the fullest extent permitted or authorized by applicable law and the By-Laws of the Company.

The Company has an agreement with a financial institution which makes financing available to the Company's customers. The customer executes a Revolving Credit Agreement with the lender and the lender pays the Company on completion of the installation. The agreement provides the financial institution with right of first refusal on substantially all of the Company's customer credit applications, and provides for the Company a minimum acceptance rate of customer credit applications based on specified criteria. The Company's credit risk is limited to its normal warranties and representations regarding materials and workmanship. Prior to 1995, the Company assumed some recourse liability or credit risk in certain customer financing agreements. On approximately $13 million of contracts financed under such agreements the Company has agreed to indemnify the financial institution for losses if customer defaults exceed specified levels. The Company has provided a reserve for estimated losses under the recourse liability. However, customer defaults may differ from the estimated amount and therefore the reserve may be adjusted in future periods.

10. LONG-TERM DEBT:

Long-term debt consisted of the following at December 31, 1994 and 1995:

                                                                             1994                  1995
                                                                        ---------------      --------------
ESOP loan (see Note 12) . . . . . . . . . . . . . . . . . . . .         $     5,926,000      $    5,399,000
Term notes payable  . . . . . . . . . . . . . . . . . . . . . .                 326,000             858,000
Borrowings under revolving line of credit . . . . . . . . . . .                 450,000             870,000
Obligations under capital leases  . . . . . . . . . . . . . . .                 942,000           1,263,000
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  27,000              13,000
                                                                        ---------------      --------------

     Total debt   . . . . . . . . . . . . . . . . . . . . . . .               7,671,000           8,403,000

Less-Current maturities . . . . . . . . . . . . . . . . . . . .              (1,223,000)         (2,283,000)
                                                                        ---------------      --------------

Total long-term debt  . . . . . . . . . . . . . . . . . . . . .         $     6,448,000      $    6,120,000
                                                                        ===============      ==============

Future maturities of long-term debt, excluding capital lease obligations, are as follows:

           YEAR                                                        AMOUNT
      ---------------                                              ----------------
      1996 . . . . . . . . . . . . . . . . . . . . . . . . .       $      2,111,000
      1997 . . . . . . . . . . . . . . . . . . . . . . . . .                717,000
      1998 . . . . . . . . . . . . . . . . . . . . . . . . .                757,000
      1999 . . . . . . . . . . . . . . . . . . . . . . . . .                796,000
      2000 . . . . . . . . . . . . . . . . . . . . . . . . .                804,000
      Thereafter . . . . . . . . . . . . . . . . . . . . . .              1,955,000
                                                                   ----------------

                                                                   $      7,140,000
                                                                   ================

Term notes payable include: (i) a five-year note to a bank with an interest rate of 8.2% payable in monthly installments of $10,411, secured by certain equipment and machinery at the Virginia manufacturing facility, with an outstanding balance of $326,000 and $289,000 at December 31, 1994 and 1995;
(ii) a five-year note to a bank with an interest rate of 8.75% payable in monthly installments of $6,552, with $291,000 outstanding at December 31, 1995; and (iii) a seven-year note payable to the Industrial Development Authority payable in monthly installments of $3,798 with an interest rate of 6%, secured by equipment and machinery at the Virginia manufacturing facility, with $278,000 outstanding at December 31, 1995.

At December 31, 1995, the Company was not in compliance with debt covenants related to a certain note payable. The Company had obtained a waiver releasing it from the requirements of the related covenants until March 31, 1996. As a result, the entire obligation has been included in current maturities in the above table, although the lender has not expressed an intention to demand repayment of the entire balance.

Borrowings under a revolving line of credit of $450,000 and $870,000 at December 31, 1994 and 1995, were with European American Bank bearing interest at prime rate plus 1%. The revolving line of credit had a maximum borrowing capacity of $2 million and $1 million as of December 31, 1994 and 1995. In February 1996, the Company paid off all of its outstanding obligations under this credit agreement which subsequently terminated on March 31, 1996.

Concurrent with entering into the Century 21 License Agreement, the Company and HFS entered into a revolving credit facility in an amount up to $4 million.
The agreement provides for a commitment fee of 1/2% of the unused portion of the facility and provides that loans made thereunder carry an interest rate of LIBOR plus 1 1/2%. Under the agreement, the Company is subject to certain covenants, including limitations on indebtedness and liens, limitations on asset dispositions, and restrictions on the payment of dividends. This revolving credit facility matures on December 29, 1998. At December 31, 1995, no loans had been made under this credit facility.

Obligations under capital leases include (i) an agreement with Charles City County, Virginia to lease land and a building, and (ii) various capital leases for machinery and equipment. The Charles City lease has a 15-year term bearing interest at 7% and contains a bargain purchase option at the end of the lease. The lease is payable in monthly installments of $7,156 and is secured by the related land and building. The remaining obligation under this lease, excluding interest, was $787,000 at December 31, 1995. Remaining obligations under the machinery and equipment leases, excluding interest, were $476,000 at December 31, 1995.

Future minimum lease payments under capital leases are as follows:

          YEAR                                                        AMOUNT
     ---------------                                              ----------------
     1996 . . . . . . . . . . . . . . . . . . . . . . . . .       $        271,000
     1997 . . . . . . . . . . . . . . . . . . . . . . . . .                243,000
     1998 . . . . . . . . . . . . . . . . . . . . . . . . .                190,000
     1999 . . . . . . . . . . . . . . . . . . . . . . . . .                188,000
     Thereafter . . . . . . . . . . . . . . . . . . . . . .                900,000
                                                                  ----------------

          Total minimum lease payments  . . . . . . . . . .              1,792,000

     Less-Amount representing interest  . . . . . . . . . .               (529,000)

     Present value of minimum lease payments  . . . . . . .              1,263,000

     Less-Current portion . . . . . . . . . . . . . . . . .               (172,000)
                                                                  ----------------

     Noncurrent portion . . . . . . . . . . . . . . . . . .       $      1,091,000
                                                                  ================

11. SAVINGS INVESTMENT AND STOCK OPTION PLANS:

The Company has a Savings Investment Plan that is a defined contribution plan under which qualified employees may elect to defer up to 10% of their salary and provides for a matching Company contribution of 25% of the amount withheld up to 6% of salary. Withheld amounts and Company contributions are invested in certain investment options at the employee's direction. For the years ended December 31, 1993, 1994, and 1995, Company contributions were $338,000, $365,000, and $363,000, respectively.

The Company has no defined benefit pension plan nor any other post-retirement or post-employment benefit plan.

The Company has a Stock Option Plan (the "Plan") for the benefit of its key employees. The Plan authorizes grants, at the then current market price, of non-qualified options to purchase up to 2,600,000 shares of Common Stock, and, in certain instances, authorizes the award of limited stock appreciation rights. The options and stock appreciation rights vest within three years of the date of the grant and expire 10 years from the date of grant.

Prior to the merger, Facelifters had certain qualified incentive stock option plans which authorized grants of options to purchase shares of common stock. In connection with the merger, the Facelifters option holders are entitled to shares of AMRE common stock, on a one-for-one basis, under their existing option grants which became fully vested on the date of the merger.

At December 31, 1995, options for approximately 543,000 shares were exercisable under the foregoing stock option plans and an additional 176,000 options became exercisable upon consummation of the Facelifters merger. Shares available for grant were 1,163,063 and no stock appreciation rights were outstanding at December 31, 1995.

Options granted to certain employees to purchase common stock pursuant to the foregoing stock option plans were as follows:

                                                                    OPTIONS             EXERCISE PRICE
                                                                ---------------    -----------------------
Balance, December 31, 1992  . . . . . . . . . . . . . . .             1,632,978    $     0.64 -- $    8.88

   Granted  . . . . . . . . . . . . . . . . . . . . . . .               191,000          5.00 --      5.02
   Canceled   . . . . . . . . . . . . . . . . . . . . . .              (172,998)         4.25 --      8.88
   Exercised  . . . . . . . . . . . . . . . . . . . . . .              (131,763)         0.64 --      6.75
   Redemptions  . . . . . . . . . . . . . . . . . . . . .              (255,007)         3.00 --      6.75
                                                                ---------------    -----------------------

Balance, December 31, 1993  . . . . . . . . . . . . . . .             1,264,210          0.64 --      8.88

   Granted  . . . . . . . . . . . . . . . . . . . . . . .               635,697          3.50 --      7.50
   Canceled   . . . . . . . . . . . . . . . . . . . . . .               (50,354)         3.50 --      8.00
   Exercised  . . . . . . . . . . . . . . . . . . . . . .              (289,000)         0.64 --      2.16
   Surrendered  . . . . . . . . . . . . . . . . . . . . .              (324,697)         4.25 --      8.88
                                                                ---------------    -----------------------

Balance, December 31, 1994  . . . . . . . . . . . . . . .             1,235,856          0.64 --      8.50

   Granted  . . . . . . . . . . . . . . . . . . . . . . .               285,299          3.50 --      8.10
   Canceled   . . . . . . . . . . . . . . . . . . . . . .              (148,806)         3.50 --      7.50
   Exercised  . . . . . . . . . . . . . . . . . . . . . .              (204,563)         0.64 --      8.40
                                                                ---------------    -----------------------

Balance, December 31, 1995  . . . . . . . . . . . . . . .             1,167,786    $     1.75 -- $    8.50
                                                                ===============    =======================

In addition to the options granted under the Plan, the Board has granted options outside the Plan to certain employees and Board members. Options granted outside the Plan vest in various periods, ranging from immediately to four years from the date of the grant.

Non-Plan options at December 31, 1995, of which 1,142,500 were vested, are as follows:

                                                                    NUMBER
                                                                   OF SHARES            EXERCISE PRICE
                                                                ---------------    -----------------------
Ronald I. Wagner  . . . . . . . . . . . . . . . . . . . .               550,000    $     3.50
Robert M. Swartz  . . . . . . . . . . . . . . . . . . . .               500,000          4.13
Directors . . . . . . . . . . . . . . . . . . . . . . . .               212,500          3.50 -- $    4.50
Others    . . . . . . . . . . . . . . . . . . . . . . . .               480,000          4.25 --      7.88
                                                                ---------------    -----------------------

       Total  . . . . . . . . . . . . . . . . . . . . . .             1,742,500    $     3.50 -- $    7.88
                                                                ===============    =======================

On November 15, 1993, the Board of Directors authorized the holders of all AMRE options to surrender their options for a redemption price of $0.50 per share. The offer remained open until December 20, 1993. Options for 255,007 shares under the Plan, and 41,250 shares outside the Plan were redeemed for a total of approximately $148,000. On May 11, 1994, the Board of Directors authorized the holders of all options with an exercise price in excess of $3.50 per share under the Plan, and certain holders of options outside of the Plan, to surrender their options for new options with an exercise price of $3.50 per share which would vest based upon the new grant date of May 11, 1994. Options for 324,697 shares, at prices ranging from $4.25 to $8.88 per share, granted under the Plan, and for 1,012,500 shares, at prices ranging from $3.63 to $7.63 per share, granted outside of the Plan, were canceled and reissued in connection with this offer.

On October 17, 1995, in exchange for services rendered in connection with the Century 21 License Agreement, the Company granted nonplan stock options of 200,000 shares at $5.00 per share and 200,000 shares at $5.50 per share, to a private investor. These options were exercisable upon issuance, and are included in the above table. Included in nonrecurring charges in the results of operations for the year ended December 31, 1995 is $700,000 related to these options.

12. EMPLOYEE STOCK OWNERSHIP PLAN:

Effective June 30, 1993, the Company's Congressional subsidiary established an Employee Stock Ownership Plan (ESOP) covering its employees. Congressional borrowed $7 million from a bank ("ESOP Bank Loan") and then lent that sum to the ESOP ("ESOP Loan"). The ESOP used the proceeds of the ESOP Loan to purchase 599,998 shares of the Company's common stock from one of Congressional's stockholders. The balance of the ESOP Loan is included in the Company's balance sheet as a reduction of stockholders' equity.

The ESOP Bank Loan bears interest at 85% of the bank's Prime Rate (effective rate of 7.225% at December 31, 1995 and 1994), and is guaranteed by the Company. The loan and security agreement, among other provisions, contains certain restrictive covenants, the most restrictive of which requires that the Company meet a financial ratio test. Principal payments on the ESOP Bank Loan are due in 40 quarterly installments commencing on September 30, 1993, and ending on June 30, 2003. During 1995 and 1994, the Company made contributions to the ESOP of $527,239 and $815,765, respectively, that were used to pay principal on the ESOP Bank Loan.

The stock held by the ESOP is released for allocation to participants' accounts as principal is paid on the ESOP Loan. Gross compensation expense (i.e., the fair value of shares allocated to participant accounts) was approximately $409,000 and $722,000 for the years ended December 31, 1995 and 1994, respectively. As of December 31, 1995, the ESOP owned 599,998 shares, 165,483 of which had been allocated to participants' accounts.

The Company expects to terminate the ESOP during 1996.

13. RELATED PARTIES:

The Company leases a kitchen cabinet manufacturing facility in Chicago, Illinois from Ronald I. Wagner, former Chairman of the Board. The Company paid Mr. Wagner $165,000 for each of the three years ended December 31, 1993, 1994, and 1995. In December 1995, the Company and Mr. Wagner entered into a new lease agreement which provides for a term of 10 years commencing January 1, 1996, and for lease payments of $180,000 for each of the first two years, after which payments are adjusted in subsequent years for changes in the consumer price index. The Company has the option to terminate the lease at any time for a lump sum cash payment equal to the following 36 monthly installments under the terms of the agreement.

The Company had leased its Brooklyn, New York facility from the former Chairman of the Board of its Facelifters subsidiary, Mark Honigsfeld, under a 15-year lease executed April 1, 1987. The lease provided for a current base monthly rental of $20,000 plus annual escalations based on increases in the Consumer Price Index. This facility housed a manufacturing plant and the New York City area sales, warehouse, and installation offices. During the quarter ended September 30, 1995, the Company initiated a plan to phase-out its manufacturing operations at the Brooklyn facility since its new Virginia plant was equipped and staffed to accommodate the expanded capacity. In connection therewith, Mr. Honigsfeld has accepted $525,000 as a full buy-out of the Brooklyn facility lease, the remaining rental payments on which totaled approximately $1,580,000. See Note 4 for additional information relative to the closing of the Brooklyn plant. To provide for an orderly transition of its phase-out plan, the Company executed a new one-year lease with Mr. Honigsfeld effective April 1, 1996, with rents of $18,000 per month for six months and $7,500 per month for the final six months.

The Company has made loans pursuant to promissory notes to certain executive officers. At December 31, 1995, one note for $469,000 was outstanding. This note was paid in full in February, 1996.

One of the Company's directors is chief executive officer and a director of a direct advertising agency. The Company has retained this agency for direct response television advertising since 1985. Payments made by the Company to this agency, including payments for purchased television time and development of television commercials for the years ended December 31, 1993, 1994, and 1995 were $6,480,000, $5,294,000 and $5,933,000, respectively. The Company believes that charges for the services provided under the advertising arrangement are comparable to those that would be charged by an unrelated third party.

In connection with the Century 21 License Agreement and issuance of the Senior Convertible Redeemable Preferred Stock, the Company added three members to its Board of Directors from Century 21 and HFS.

14. CAPITALIZATION:

At the time of the Facelifters merger , the Company amended its Certificate of Incorporation to increase the number of authorized shares of the Company from 20 million to 40 million in order to permit issuance of additional shares of AMRE common stock to the former holders of Facelifters common stock and Congressional common and preferred stock, and for other general corporate purposes.

The Company has a Stockholder Rights Plan under which preferred stock purchase rights ("Rights") were distributed as a dividend at the rate of one Right for each share of common stock held. The Rights will expire on November 23, 2002. Under the plan, each Right entitles holders of the Company's common stock to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $25.00. The Rights are exercisable only if a person or group commences a tender or exchange offer upon consummation of which that person or group would beneficially own 25% or more of the common stock. Generally, based on the occurrence of certain events, the holder of a Right may either purchase shares of the Company's common stock (or other consideration in certain circumstances) having a calculated value of twice the Right's exercise price or purchase such person's or group's shares of common stock having a calculated value of twice the Right's exercise price. Additionally, based on the occurrence of certain events, the Company's Board of Directors may exchange all or part, as defined, of the Rights for shares of the Company's common stock on a one-for- one basis. Notwithstanding the foregoing, the Company will generally be entitled to redeem the Rights at $.01 each within ten days following a public announcement that such person or group acquires beneficial ownership or 25% of more of the Company's common stock.

Concurrent with the execution of the Century 21 License Agreement, the Company and HFS entered into a preferred stock purchase agreement pursuant to which HFS purchased 300,000 shares of AMRE Senior Convertible Preferred Stock, par value $.10, at $10 per share. Under the terms of the agreement, dividends are payable quarterly at a rate of 8% per annum, are fully cumulative and accrue whether or not earned or declared. The agreement provides that no dividends shall be declared or paid on common, or any other class of preferred stock of the Company, unless full cumulative dividends have been paid on the Senior Convertible Preferred Stock. The Senior Convertible Preferred Stock is convertible into common stock of the Company at $5.90 per share subject to adjustment as specified in the agreement. It is also subject to optional redemption beginning January 1, 1999, and mandatory redemption on January 1, 2001, both preceded by payment in full of any accrued dividends.

Also concurrent with the execution of the Century 21 License Agreement, the Company and a private investor entered into an agreement pursuant to which the investor would purchase up to 200,000 shares of common stock, $.01 par value, of the Company at $5 per share. At December 31, 1995, the Company had issued 162,000 shares of common stock under the terms of the agreement. The remaining 38,000 shares were purchased in February, 1996.

The Company issued 200,000 shares of the Company's common stock to the investor for services provided in connection with the negotiation of the Century 21 License Agreement and related transactions. Included in nonrecurring charges in the results of operations for the year ended December 31, 1995 is $1,000,000 relating to the issuance of the common shares.

In 1993, the Company purchased 94,905 shares from a former officer.

In 1993 and 1994, the Company received proceeds of approximately $100,000 and $2,200,000, respectively, from the exercise of warrants issued in 1991 and 1992.

15. FACELIFTERS AND CONGRESSIONAL MERGERS:

The Facelifters and Congressional mergers qualify as tax-free reorganizations and were accounted for as poolings of interests. Accordingly, the Company's financial statements have been restated to include the results of Facelifters and Congressional for all periods presented.

Combined and separate results of the Company, Facelifters, and Congressional for the periods presented are as follows (in thousands):

                                                                         YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------
                                                                 1993             1994             1995
                                                              ----------       ----------       ----------
Revenue:
  AMRE  . . . . . . . . . . . . . . . . . . . . . . . . .     $  260,692       $  285,930       $  271,337
  Facelifters   . . . . . . . . . . . . . . . . . . . . .         25,774           34,158           49,752
  Congressional   . . . . . . . . . . . . . . . . . . . .         12,909           17,520           18,818
                                                              ----------       ----------       ----------

     Combined . . . . . . . . . . . . . . . . . . . . . .     $  299,375       $  337,608       $  339,907
                                                              ==========       ==========       ==========

Net income (loss):
  AMRE  . . . . . . . . . . . . . . . . . . . . . . . . .     $      856       $    1,459       $  (22,385)
  Facelifters   . . . . . . . . . . . . . . . . . . . . .          1,683             (495)          (1,268)
  Congressional   . . . . . . . . . . . . . . . . . . . .           (777)             235             (209)
  Adjustment(a)   . . . . . . . . . . . . . . . . . . . .            (58)             826               --
                                                              ----------       ----------       ----------

     Combined . . . . . . . . . . . . . . . . . . . . . .     $    1,704       $    2,025       $  (23,862)
                                                              ==========       ==========       ==========

Loss per share:
  AMRE  . . . . . . . . . . . . . . . . . . . . . . . . .     $     0.04       $     0.09       $    (1.30)
  Facelifters   . . . . . . . . . . . . . . . . . . . . .           0.09            (0.03)           (0.08)
  Congressional   . . . . . . . . . . . . . . . . . . . .          (0.04)            0.01            (0.01)
  Adjustment(2)   . . . . . . . . . . . . . . . . . . . .             --             0.05               --
                                                              ----------       ----------       ----------

     Combined . . . . . . . . . . . . . . . . . . . . . .     $     0.09       $     0.12       $    (1.39)
                                                              ==========       ==========       ==========

(a) Effect of conforming the method of accounting for advertising costs.

Facelifters' previously reported results have been restated for all periods presented to conform its method of accounting for advertising costs to the Company's method of expensing such costs as incurred. The consolidated financial statements of Facelifters and the 1993 financial statements of Congressional were recast to a calendar year to conform with the Company's fiscal year.

16. SUBSEQUENT EVENT:

On April 30, 1996, the Company completed a private placement with institutional investors pursuant to which the Company issued 800,500 shares of AMRE common stock. The Company received approximately $12 million of net proceeds after transaction expenses.

                                    PART II

ITEM 14.     OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following sets forth the estimated expenses and costs in connection with the issuance and distribution of the shares of Common Stock being registered hereby. Expenses will be borne by AMRE.


     SEC registration fees  . . . . . . . . . . . . . . .        $         28,183
     NYSE listing fees  . . . . . . . . . . . . . . . . .        $          3,850
     Printing and engraving fees  . . . . . . . . . . . .        $          5,000
     Legal fees and expenses  . . . . . . . . . . . . . .        $         40,000
     Accounting fees and expenses . . . . . . . . . . . .        $         30,000
     Miscellaneous  . . . . . . . . . . . . . . . . . . .        $          2,967
                                                                 ----------------
           Total  . . . . . . . . . . . . . . . . . . . .        $        110,000
                                                                 ================


ITEM 15.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise.
Section 145 also allows a corporation to purchase and maintain insurance on behalf of any such person.

    Article 9 of AMRE's Certificate of Incorporation and Article 11 of AMRE's Bylaws, which provide for indemnification of directors and officers and for the authority to purchase insurance with respect to indemnification of directors and officers, are incorporated herein by reference.

    Article 11 of AMRE's Bylaws provides that AMRE shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not by or in the right of AMRE) by reason of the fact that he is or was or has agreed to become a director, officer, employee or agent of AMRE, or is or was serving or has agreed to serve at the request of AMRE as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against costs, charges, expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding to the fullest extent permitted by Delaware law.

    The right to indemnification under Article 11 of AMRE's Bylaws is a contract right which includes, with respect to directors, officers, employees and agents, the right to be paid by AMRE of the costs, charges and expenses incurred in defending a civil or criminal action, suit or proceeding in advance of its disposition; provided, however, that the payment of such costs, charges and expenses incurred by a director or officer in his capacity as a director and officer (and not in any other capacity in which service was or is rendered by such person while a director or officer) in advance of the final disposition of such action, suit or proceeding shall be made only upon delivery to AMRE of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under Article 11 of AMRE's Bylaws or otherwise.

    The Delaware Act was amended in 1986 to provide that Delaware corporations may amend their certificates of incorporation to relieve directors of monetary liability for breach of their fiduciary duty, except under certain circumstances, including breach of the director's duty of loyalty, acts or omissions not in good faith or involving intentional misconduct and a knowing violation of law or any transaction from which the director derived improper personal benefit. Article 9 of AMRE's Certificate of Incorporation provides that, to the fullest extent permitted by the Delaware Act, AMRE's directors shall not be liable to AMRE or its stockholders for monetary damages for breach of their fiduciary duties as a director.

    Finally, individual agreements containing indemnification provisions have been entered into between AMRE and each director of AMRE which contractually obligate AMRE to provide to the directors (i) indemnification, (ii) insurance and (iii) additional indemnification. These agreements are for an unspecified period of time and are intended to indemnify and hold harmless each director to the fullest extent permitted or authorized by applicable law and AMRE's Bylaws.

ITEM 16.         EXHIBITS.

  2.1      -     Agreement and Plan of Merger dated as of October 31, 1995
                 among AMRE, Facelifters Home Systems, Inc., a New York corporation, Facelifters and Merger Sub (incorporated by reference to Exhibit 7.1 to AMRE's Current Report on Form 8-K dated October 31, 1995).

  2.2      -     Amendment No. 1 dated December 12, 1995 to Agreement and Plan of Merger dated as of October 31, 1995 among AMRE, Facelifters
                 Home Systems, Inc., a New York corporation, Facelifters and
                 Merger Sub (incorporated by reference to Exhibit 2.3 to AMRE's
                 Annual Report on Form 10-K for the fiscal year ended December
                 31, 1995).

  2.3      -     Amendment No. 2 dated February 12, 1996 to Agreement and Plan of Merger dated as of October 31, 1995 among AMRE, Facelifters
                 Home Systems, Inc., a New York Corporation, Facelifters and
                 Merger Sub, as amended (incorporated by reference to Exhibit
                 2.3 of AMRE's Registration Statement on Form S-4, Registration
                 No. 333- 01755).

  2.4*     -     Amendment No. 3 dated February 12, 1996 to Agreement and Plan of Merger dated as of October 31, 1995 among AMRE, Facelifters
                 Home Systems, Inc., a New York corporation, Facelifters and
                 Merger Sub, as amended.

  2.5      -     Agreement and Plan of Merger, dated as of December 30, 1995, among AMRE, Congressional Merger Sub and Congressional
                 (incorporated by reference to Exhibit 2.1 to AMRE's Annual
                 Report on Form 10-K for the fiscal year ended December 31,
                 1995).

  2.6      -     Amendment No. 1 dated April 17, 1996 to Agreement and Plan of
                 Merger dated as of December 30, 1995, among AMRE,
                 Congressional Merger Sub and Congressional (incorporated by reference to Exhibit 2.2 to AMRE's Registration Statement on
                 Form S-4, Registration No. 333-02627).

  4.1      -     Rights Agreement, dated as of November 13, 1992, by and
                 between AMRE and The Bank of New York, as successor Rights
                 Agent to The Frost National Bank of San Antonio (incorporated by reference to Exhibit 1 to AMRE's Registration Statement on Form 8-A, dated November 19, 1992).


 5**       -     Opinion regarding legality.


 23.1      -     Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.(included in the Exhibit 5 opinion filed herewith).


 23.2**    -     Consent of Arthur Andersen LLP.



 23.3**    -     Consent of Grant Thornton LLP.

 23.4**    -     Consent of Deloitte & Touche LLP.



 24        -     Power of Attorney (see the signature pages to the Form S-3
                 Registration Statement filed July 5, 1996).



 27*       -     Financial Data Schedule


- ----------------

*        Previously filed


**       Filed herewith


ITEM 17.     UNDERTAKINGS.

    The undersigned registrant hereby undertakes that:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;"

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (5) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (6) For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange
Act) that is incorporated by reference in the registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (7) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on September 3, 1996.



                                    AMRE, INC.




                                    By:    /s/ JOHN H. KARNES, JR.
                                          ------------------------------------
                                          John H. Karnes, Jr.
                                          Vice President and General Counsel




         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



             Signature                                         Title                                Date
- ---------------------------------------       -----------------------------------------       ----------------

 JOHN D. SNODGRASS*                           Chairman of the Board and                       September 3, 1996
- ---------------------------------------       Director
John D. Snodgrass


 ROBERT M. SWARTZ*                            Chief Executive Officer and                     September 3, 1996
- ---------------------------------------       Director
Robert M. Swartz


 RONALD L. BLIWAS*                            Director                                        September 3, 1996
- ---------------------------------------
Ronald L. Bliwas

                                              Director
- ---------------------------------------                                                       ----------------
Dennis S. Bookshester

                                              Director
- ---------------------------------------                                                       ----------------
Arthur P. Frigo


 MURRAY GROSS*                                Director                                        September 3, 1996
- ---------------------------------------
Murray Gross


 STEPHEN P. HOLMES*                           Director                                        September 3, 1996
- ---------------------------------------
Stephen P. Holmes

             Signature                                         Title                                Date
- ---------------------------------------       -----------------------------------------       ----------------
 JACK L. MCDONALD*                            Director                                        September 3, 1996
- ---------------------------------------
Jack L. McDonald

                                              Director
- ---------------------------------------                                                       ----------------
Robert W. Pittman

                                              Director
- ---------------------------------------                                                       ----------------
Sheldon I. Stein


 JOHN S. VANECKO*                             Principal Financial and                         September 3, 1996
- ---------------------------------------
John S. Vanecko                               Accounting Officer


*By: /s/ JOHN H. KARNES, JR.
    -----------------------------------
        John H. Karnes, Jr.

                                 EXHIBIT INDEX


EXHIBIT
  NO.                              DESCRIPTION
- -------          ---------------------------------------------------------------
  2.1      -     Agreement and Plan of Merger dated as of October 31, 1995
                 among AMRE, Facelifters Home Systems, Inc., a New York corporation, Facelifters and Merger Sub (incorporated by reference to Exhibit 7.1 to AMRE's Current Report on Form 8-K dated October 31, 1995).

  2.2      -     Amendment No. 1 dated December 12, 1995 to Agreement and Plan of Merger dated as of October 31, 1995 among AMRE, Facelifters
                 Home Systems, Inc., a New York corporation, Facelifters and
                 Merger Sub (incorporated by reference to Exhibit 2.3 to AMRE's
                 Annual Report on Form 10-K for the fiscal year ended December
                 31, 1995).

  2.3      -     Amendment No. 2 dated February 12, 1996 to Agreement and Plan of Merger dated as of October 31, 1995 among AMRE, Facelifters
                 Home Systems, Inc., a New York Corporation, Facelifters and
                 Merger Sub, as amended (incorporated by reference to Exhibit
                 2.3 of AMRE's Registration Statement on Form S-4, Registration
                 No. 333- 01755).

  2.4*     -     Amendment No. 3 dated February 12, 1996 to Agreement and Plan of Merger dated as of October 31, 1995 among AMRE, Facelifters
                 Home Systems, Inc., a New York corporation, Facelifters and
                 Merger Sub, as amended.

  2.5      -     Agreement and Plan of Merger, dated as of December 30, 1995, among AMRE, Congressional Merger Sub and Congressional
                 (incorporated by reference to Exhibit 2.1 to AMRE's Annual
                 Report on Form 10-K for the fiscal year ended December 31,
                 1995).

  2.6      -     Amendment No. 1 dated April 17, 1996 to Agreement and Plan of
                 Merger dated as of December 30, 1995, among AMRE,
                 Congressional Merger Sub and Congressional (incorporated by reference to Exhibit 2.2 to AMRE's Registration Statement on
                 Form S-4, Registration No. 333-02627).

  4.1      -     Rights Agreement, dated as of November 13, 1992, by and
                 between AMRE and The Bank of New York, as successor Rights
                 Agent to The Frost National Bank of San Antonio (incorporated by reference to Exhibit 1 to AMRE's Registration Statement on Form 8-A, dated November 19, 1992).


 5**       -     Opinion regarding legality.



 23.1      -     Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.(included in the Exhibit 5 opinion previously filed).



 23.2**    -     Consent of Arthur Andersen LLP.



 23.3**    -     Consent of Grant Thornton LLP.



 23.4**    -     Consent of Deloitte & Touche LLP.






                                   Exhibit-1

EXHIBIT
  NO.                              DESCRIPTION
- -------          ---------------------------------------------------------------
 24        -     Power of Attorney (see the signature pages to this Form S-3
                 Registration Statement).


 27*       -     Financial Data Schedule.


- -------------

*   Previously Filed


**  Filed herewith






                                   Exhibit-2